UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

Petróleos Mexicanos made certain changes to the accompanying notes to the financial information that it presented to the Mexican Stock Exchange for the nine months ended September 30, 2006. These changes did not have a material impact on the financial statements as of that date. In accordance with Articles 104 and 105 of the *Ley del Mercado de Valores* (the Mexican Stock Exchange Law), Petróleos Mexicanos refiled with the Mexican Stock Exchange such amended financial information for the nine months ended September 30, 2006. The following represents an English translation of the amended financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the nine months ended September 30, 2006.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB | QUARTER: 3 | YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

AT SEPTEMBER 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	1,139,197,759	100	1,085,350,825	100
s02	CURRENT ASSETS	344,442,152	30	320,038,130	29
s03	CASH AND SHORT-TERM INVESTMENTS	106,905,377	9	116,088,945	11
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	83,743,960	7	86,513,651	8
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	86,047,764	8	52,272,880	5
s06	INVENTORIES	65,330,675	6	54,652,149	5
s07	OTHER CURRENT ASSETS	2,414,376	0	10,510,505	1
s08	LONG-TERM	32,074,778	3	30,509,428	3
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	931,442	0	165,782	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	30,996,709	3	30,296,767	3
s11	OTHER INVESTMENTS	146,627	0	46,879	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	682,330,266	60	649,851,967	60
s13	LAND AND BUILDINGS	456,488,557	40	387,858,480	36
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	744,427,209	65	706,826,692	65
s15	OTHER EQUIPMENT	45,918,574	4	40,548,678	4
s16	ACCUMULATED DEPRECIATION	640,707,703	56	578,513,378	53
s17	CONSTRUCTION IN PROGRESS	76,203,629	7	93,131,495	9
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	6,280,879	1	4,220,562	0
s19	OTHER ASSETS	74,069,684	7	80,730,738	7
s20	TOTAL LIABILITIES	1,125,786,900	100	1,081,438,400	100
s21	CURRENT LIABILITIES	155,256,776	14	188,003,467	17
s22	SUPPLIERS	28,289,950	3	25,824,709	2
s23	BANK LOANS	49,189,880	4	20,949,274	2
s24	STOCK MARKET LOANS	28,877,212	3	2,126,795	0
s25	TAXES PAYABLE	17,079,481	2	80,219,571	7
s26	OTHER CURRENT LIABILITIES	31,820,253	3	58,883,118	5
s27	LONG-TERM LIABILITIES	516,589,708	46	514,776,963	48
s28	BANK LOANS	146,760,636	13	154,620,283	14
s29	STOCK MARKET LOANS	369,829,072	33	360,156,680	33
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	11,339,465	1	21,385,671	2
s32	OTHER NON CURRENT LIABILITIES	442,600,951	39	357,272,299	33
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	13,410,859	100	3,912,425	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	13,410,859	100	3,912,425	100
s36	CONTRIBUTED CAPITAL	292,709,053	2183	248,752,510	6358
s79	CAPITAL STOCK	292,709,053	2183	248,752,510	6358
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(279,298,194)	(2083)	(244,840,085)	(6258)
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(279,298,194)	(2083)	(244,840,085)	(6258)
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	0	0	0	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	106,905,377	100	116,088,945	100
s46	CASH	57,791,430	54	27,558,016	24
s47	SHORT-TERM INVESTMENTS	49,113,947	46	88,530,929	76
s07	OTHER CURRENT ASSETS	2,414,376	100	10,510,505	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	2,414,376	100	10,510,505	100
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	6,280,879	100	4,220,562	100
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	6,280,879	100	4,220,562	100
s19	OTHER ASSETS	74,069,684	100	80,730,738	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	74,069,684	100	80,730,738	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	155,256,776	100	188,003,467	100
s52	FOREIGN CURRENCY LIABILITIES	78,067,092	50	19,379,653	10
s53	MEXICAN PESOS LIABILITIES	77,189,684	50	168,623,814	90
s26	OTHER CURRENT LIABILITIES	31,820,253	100	58,883,118	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	11,190,949	35	30,579,782	52
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	20,629,304	65	28,303,336	48
s27	LONG-TERM LIABILITIES	516,589,708	100	514,776,963	100
s59	FOREIGN CURRENCY LIABILITIES	401,726,347	78	415,346,570	81
s60	MEXICAN PESOS LIABILITIES	114,863,361	22	99,430,393	19
s31	DEFERRED LIABILITIES	11,339,465	100	21,385,671	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	11,339,465	100	21,385,671	100
s32	OTHER NON CURRENT LIABILITIES	442,600,951	100	357,272,299	100
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	421,838,452	95	357,272,299	100
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	20,762,499	5	0	0
s79	CAPITAL STOCK	292,709,053	100	248,752,510	100
s37	CAPITAL STOCK (NOMINAL)	173,100,202	59	128,666,545	52
s38	RESTATEMENT OF CAPITAL STOCK	119,608,851	41	120,085,965	48

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(279,298,194)	100	(244,840,085)	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	(327,826,159)	117	(231,842,220)	95
s45	NET INCOME FOR THE YEAR	48,527,965	(17)	(12,997,865)	5
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	0	0	0	0
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	189,185,376	132,034,663
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	0	0
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	807,369,223	100	687,963,652	100
r02	COST OF SALES	291,377,947	36	224,104,053	33
r03	GROSS PROFIT	515,991,276	64	463,859,599	67
r04	OPERATING EXPENSES	52,565,854	7	52,530,334	8
r05	OPERATING INCOME	463,425,422	57	411,329,265	60
r06	INTEGRAL FINANCING COST	19,826,646	2	7,426,126	1
r07	INCOME AFTER INTEGRAL FINANCING COST	443,598,776	55	403,903,139	59
r08	OTHER EXPENSE AND INCOME (NET)	(59,830,063)	(7)	(14,218,148)	(2)
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	503,428,839	62	418,121,287	61
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	454,900,874	56	429,257,851	62
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	48,527,965	6	(11,136,564)	(2)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	48,527,965	6	(11,136,564)	(2)
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	48,527,965	6	(11,136,564)	(2)
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	1,861,301	0
r18	NET CONSOLIDATED INCOME	48,527,965	6	(12,997,865)	(2)
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	48,527,965	6	(12,997,865)	(2)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	807,369,223	100	687,963,652	100
r21	DOMESTIC	406,409,560	50	376,548,684	55
r22	FOREIGN	400,959,663	50	311,414,968	45
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r06	INTEGRAL FINANCING COST	19,826,646	100	7,426,126	100
r24	INTEREST EXPENSE	43,541,703	220	45,227,587	609
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	21,653,476	109	15,047,127	203
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	5,249,954	26	(16,673,692)	(225)
r28	RESULT FROM MONETARY POSITION	(7,311,535)	(37)	(6,080,642)	(82)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	454,900,874	100	429,257,851	100
r32	INCOME TAX	454,900,874	100	429,257,851	100
r33	DEFERRED INCOME TAX	0	0	0	0
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB
QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	807,369,223	687,963,652
r37	TAX RESULT FOR THE YEAR	48,527,965	(7,584,471)
r38	NET SALES (**)	1,068,617,688	908,940,524
r39	OPERATING INCOME (**)	561,897,879	538,820,904
r40	NET INCOME OF MAJORITY INTEREST (**)	(20,057,203)	(20,649,398)
r41	NET CONSOLIDATED INCOME (**)	(20,057,203)	(20,649,398)
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	45,653,363	38,405,780

(**) RESTATED *INFORMATION OF THE* LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB | QUARTER: 3 | YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

FROM JULY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	276,507,791	100	250,647,254	100
rt02	COST OF SALES	105,197,496	38	78,198,424	31
rt03	GROSS PROFIT	171,310,295	62	172,448,830	69
rt04	OPERATING EXPENSES	17,836,682	6	19,990,225	8
rt05	OPERATING INCOME	153,473,613	56	152,458,605	61
rt06	INTEGRAL FINANCING COST	(6,608,302)	(2)	8,539,941	3
rt07	INCOME AFTER INTEGRAL FINANCING COST	160,081,915	58	143,918,664	57
rt08	OTHER EXPENSE AND INCOME (NET)	(31,547,964)	(11)	(2,767,582)	(1)
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	191,629,879	69	146,686,246	59
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	162,772,135	59	160,565,528	64
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	28,857,744	10	(13,879,282)	(6)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	28,857,744	10	(13,879,282)	(6)
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	28,857,744	10	(13,879,282)	(6)
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	6,505,417	3
rt18	NET CONSOLIDATED INCOME	28,857,744	10	(20,384,699)	(8)
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	28,857,744	10	(20,384,699)	(8)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	276,507,791	100	250,647,254	100
rt21	DOMESTIC	139,695,464	51	132,224,172	53
rt22	FOREIGN	136,812,327	49	118,423,082	47
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt06	INTEGRAL FINANCING COST	(6,608,302)	100	8,539,941	100
rt24	INTEREST EXPENSE	12,656,111	(192)	15,206,169	178
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	4,508,867	(68)	3,703,391	43
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(10,084,988)	153	199,995	2
rt28	RESULT FROM MONETARY POSITION	(4,670,558)	71	(3,162,832)	(37)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	162,772,135	100	160,565,528	100
rt32	INCOME TAX	162,772,135	100	160,565,528	100
rt33	DEFERRED INCOME TAX	0	0	0	0
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	48,527,965	(12,997,865)
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	96,042,186	46,639,654
c03	RESOURCES FROM NET INCOME FOR THE YEAR	144,570,151	33,641,789
c04	RESOURCES PROVIDED OR USED IN OPERATION	(113,651,299)	4,151,189
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	30,918,852	37,792,978
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	45,059,694	56,826,145
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(14,278,982)	(7,908,585)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	30,780,712	48,917,560
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(78,297,015)	(60,264,948)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(16,597,451)	26,445,590
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	123,502,828	89,643,355
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	106,905,377	116,088,945

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB | QUARTER: 3 | YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	96,042,186	46,639,654
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	45,653,363	38,405,818
c41	+ (-) OTHER ITEMS	50,388,823	8,233,836
c04	RESOURCES PROVIDED OR USED IN OPERATION	(113,651,299)	4,151,189
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(49,300,402)	(9,296,280)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(3,300,093)	(16,877,950)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	4,292,671	5,098
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(3,356,358)	(2,284,953)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(61,987,117)	32,605,274
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	45,059,694	56,826,145
c23	+ BANK FINANCING	48,100,273	5,065,622
c24	+ STOCK MARKET FINANCING	32,793,986	149,669,489
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	2,045,137	13,244,773
c27	(-) BANK FINANCING AMORTIZATION	(34,856,365)	(44,575,853)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(3,023,337)	(45,316,866)
c29	(-) OTHER FINANCING AMORTIZATION	0	(21,261,020)
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(14,278,982)	(7,908,585)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	(15,519,612)	(10,789,651)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	1,240,630	2,881,066
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(78,297,015)	(60,264,948)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(70,500,777)	(60,264,948)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	(4,921,133)	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(2,875,105)	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

DATA PER SHARE

CONSOLIDATED INFORMATION

Previous Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	0.00		$	0.00	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	0.00		$	0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		0.00	veces		0.00	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0.00	veces		0.00	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

RATIOS

CONSOLIDATED

Previous Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	6.01	%	(1.88)	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	(149.55)	%	(527.79)	%
p03	NET INCOME TO TOTAL ASSETS (**)	(1.76)	%	(1.90)	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	(20.04)	%	(40.74)	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	15.06	%	(46.78)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.93	veces	0.83	veces
p07	NET SALES TO FIXED ASSETS (**)	1.56	veces	1.39	veces
p08	INVENTORIES TURNOVER (**)	17.84	veces	5.72	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	24.35	dias	29.52	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	3.87	%	3.89	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	98.82	%	99.63	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	83.94	veces	276.41	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	42.61	%	40.19	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	75.70	%	79.21	%
p15	OPERATING INCOME TO INTEREST PAID	10.64	veces	9.09	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	0.94	veces	0.84	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.21	veces	1.70	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.79	veces	1.41	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.30	veces	0.29	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	68.85	%	61.74	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	17.90	%	4.89	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(14.07)	%	0.60	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	0.71	veces	0.83	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	146.38	%	116.16	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(46.38)	%	(16.16)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	90.04	%	100.00	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Reporte de resultados financieros de PEMEX
al 30 de septiembre de 2006

PEMEX, la empresa petrolera mexicana y la novena empresa petrolera a nivel mundial, dirigida por Luis Ramírez Corzo, anunció sus resultados consolidados no auditados al 30 de septiembre de 2006.

Las ventas totales se incrementaron 10% en relación al tercer trimestre de 2005, alcanzando Ps. 276.5 miles de millones (US$25.2 miles de millones).

El rendimiento antes de impuestos aumentó 28% respecto al tercer trimestre de 2005, ubicándose en Ps. 191.6 miles de millones (US$17.4 miles de millones).

El rendimiento neto fue de Ps. 28.9 miles de millones (US$2.6 miles de millones).

En el tercer trimestre de 2006 la producción de gas natural aumentó 13% respecto al tercer trimestre de 2005 alcanzando 5,478 millones de pies cúbicos diarios (MMpcd). El 30 de agosto de 2006 se registró el récord de producción nacional de gas natural al alcanzar 5,648 MMpcd.

La producción total de hidrocarburos líquidos fue 3,698 mil barriles diarios (Mbd), disminuyendo 0.3% respecto a la producción del tercer trimestre de 2005:

La producción de petróleo crudo disminuyó 40 Mbd, o 1%, promediando 3,247 Mbd.

La producción de líquidos del gas aumentó 7%, ubicándose en 451 Mbd.

El envío de gas a la atmósfera fue 4.7% de la producción total de gas natural.

Las exportaciones de crudo se redujeron 1.3%, promediando 1,697 Mbd.

Aspectos operativos

Exploración y producción

Durante el tercer trimestre de 2006 la producción de crudo promedió 3,247 Mbd, 1% menor al promedio alcanzado durante el tercer trimestre de 2005 que fue de 3,286 Mbd.
A pesar de que la producción de crudo pesado disminuyó 5%, las producciones de crudo ligero y superligero incrementaron 6% y 23%, respectivamente.

La disminución en la producción de crudo pesado se debió principalmente al avance del contacto gas-aceite y agua-aceite en pozos del Activo Cantarell, a pesar de que la producción del Activo Ku-Maloob-Zaap se elevó en 20 Mbd, respecto al mismo periodo del año anterior.

El incremento en la producción de crudos ligeros se debió a la terminación y reparación de pozos, así como a la infraestructura de producción de los activos Litoral de Tabasco y Abkatún-Pol-Chuc pertenecientes a la Región Marina Suroeste. Es importante mencionar que desde el mes de junio de 2006 el volumen de producción de crudos ligeros ha superado 1 MMbd.

La producción total de gas natural aumentó 13% respecto al tercer trimestre de 2005; el volumen de gas no-asociado creció 24% y el de gas asociado aumentó 6%.

El aumento en la producción de gas no-asociado se debió principalmente al aumento en producción en los Activos Veracruz y Burgos, de la Región Norte. La mayor producción de gas asociado se debió a la terminación y reparación de pozos en los campos Ixtal, Sinán y Taratunich, de la Región Marina Suroeste.

Es importante destacar que durante el tercer trimestre de 2006 los campos Lankahuasa y Arquimia alcanzaron su producción máxima esperada, que fue de 100 y 160 MMpcd, respectivamente.

El 30 de agosto de 2006 se registró el récord de producción nacional al alcanzar 5,648 MMpcd.

En el tercer trimestre de 2006, el envío de gas a la atmósfera representó 4.7% de la producción total de gas natural. El decremento respecto al tercer trimestre de 2005 se debió a la optimización de las operaciones de manejo de gas.

Durante el tercer trimestre de 2006, el número total de pozos terminados fue de 147, (17 menos respecto al tercer trimestre de 2005). El número de pozos exploratorios perforados fue de 19, (8 más respecto al mismo periodo), debido a un mayor número de equipos operando en Burgos, así como a mayor actividad en los proyectos Campeche Poniente y Coatzacoalcos de la Región Marina Suroeste.

Los pozos en desarrollo terminados fueron 128, (25 pozos menos) debido a un menor número de equipos operando en el proyecto Burgos y a la disminución de la actividad en el proyecto Veracruz. No obstante, la producción en ambos proyectos se incrementó.

Gas y petroquímica básica

Durante el tercer trimestre de 2006 el proceso de gas natural en tierra se incrementó 14%. El aumento es resultado de:

Un incremento de 353 MMpcd en el proceso de gas húmedo debido a la mayor producción de gas no-asociado en las cuencas de Burgos y Veracruz.

Un incremento de 191 MMpcd en el proceso de gas húmedo amargo por el incremento en la oferta derivado de la mayor producción de crudos ligeros en las regiones marinas.

Como resultado de lo anterior, en el tercer trimestre de 2006, las producciones de gas seco y líquidos del gas aumentaron 18% y 7% respectivamente, comparado al mismo periodo de 2005.

La planta criogénica 4 del Centro Procesador de Gas (CPG) Burgos, la cual tiene una capacidad de proceso de 200 MMpcd, inició operaciones en el mes de julio. Durante septiembre se publicó la convocatoria de la licitación pública internacional para la construcción de las plantas 5 y 6 de este CPG. Con ello se pretende que la capacidad de procesamiento de gas húmedo dulce del complejo alcance 1,200 MMpcd para 2008.

En el trimestre se publicó la licitación de la tubería del libramiento a la ciudad de Jalapa relacionada con el proyecto de construcción de la Estación de Compresión Emiliano Zapata.

Durante agosto inició operaciones el ducto de naftas Burgos-Peñitas con una capacidad de 24 Mbd. Éste transporta gasolinas naturales desde el CPG Burgos hasta la frontera con Texas, donde se interconecta con el ducto de Valero que llega hasta Brownsville.

Refinación

En el tercer trimestre de 2006 el proceso total de crudo se redujo 1%. El proceso de corrientes pesadas disminuyó 12% y el de corrientes ligeras aumentó 7%. La reducción en el proceso de crudo se debió principalmente al ciclo de mantenimientos programados durante el trimestre.

La disminución en el procesamiento de corrientes pesadas fue compensada por el incremento en el proceso de crudo reconstituido, al utilizar crudo Istmo en la planta estabilizadora en el complejo de La Cangrejera con el objeto de incrementar la elaboración de destilados y disminuir la producción de combustóleo.

Como consecuencia de la reducción en el proceso de crudo, durante el tercer trimestre de 2006 la utilización de la capacidad de destilación primaria disminuyó de 83.6% a 83.0%.

Durante el tercer trimestre de 2006 la producción de refinados aumentó 10 Mbd para alcanzar un promedio de 1,544 Mbd.

La producción de gasolina se mantuvo prácticamente constante. La producción de diesel aumentó 6%, y el combustóleo se redujo 6%. Como resultado del procesamiento de crudo Istmo en el complejo de la Cangrejera. El margen variable de refinación es una estimación del rendimiento de operación por barril de crudo procesado. La estimación del rendimiento de operación es el valor de las ventas menos el costo de: materias primas, combustóleo y gas natural utilizados para el funcionamiento de las refinerías (autoconsumos) y energía eléctrica, agua y catalizadores (servicios auxiliares).

En el tercer trimestre de 2006 el margen variable de refinación aumentó 54% con respecto al tercer trimestre de 2005, de US$5.58 a US$8.59 por barril, debido al aumento en los precios de petrolíferos a nivel internacional, así como a la mayor elaboración de productos de mayor valor, principalmente diesel.

Al 30 de septiembre de 2006, el número de franquicias de estaciones de servicio se ubicó en 7,455, lo que representa 6% más a las 7,041 existentes al 30 de septiembre de 2005.

Petroquímicos

Durante el tercer trimestre de 2006 la producción de petroquímicos fue de 2,796 miles de toneladas (Mt), 8% mayor a la del mismo periodo de 2005. Este aumento se debió principalmente a mayores volúmenes en la cadena del etano al reiniciar operaciones la planta de etileno de Pajaritos (fuera de operación por más de dos años por mantenimiento), al mejor desempeño en la operación de la planta de óxido de etileno de Morelos, así como a la producción de polietileno de la nueva planta Swing de Morelos.

La disminución en la producción de amoniaco se debió principalmente a que la planta de Cosoleacaque entró en mantenimiento durante el mes de septiembre. Por otra parte se suspendió la producción de acrinonitrilo debido a la falta de mercado por el incremento en el precio de este producto.

Durante el periodo se terminaron los trabajos de procura, ingeniería y construcción de la planta Swing para producir 300 Mt por año de polietileno lineal de baja y alta densidad en el Complejo Petroquímico Morelos.

Comercio internacional

Durante el tercer trimestre de 2006 las exportaciones de petróleo crudo de PEMEX promediaron 1,697 Mbd, 1.3% menores a las registradas en el tercer trimestre de 2005. Aproximadamente 85% de las exportaciones totales de petróleo crudo estuvieron compuestas por crudo pesado (Maya) y el resto por crudo ligero y superligero (Istmo y Olmeca).

El 82% del total de las exportaciones de crudo fueron destinadas a los Estados Unidos de América, mientras que el 18% restante fue distribuido a Europa (10%), al resto del Continente Americano (7%) y al Lejano Oriente (1%).

El precio ponderado de la mezcla mexicana de exportación se ubicó en US$58.09 por barril, comparado con US$49.54 por barril en el tercer trimestre de 2005, lo que representa un incremento de 17%.

Las exportaciones de productos refinados se ubicaron en 182 Mbd, 2% superiores a las del tercer trimestre de 2005. Lo anterior se debió al aumento del procesamiento de crudo Istmo en el complejo de la Cangrejera. Los principales productos refinados exportados fueron nafta y turbosina.

Las exportaciones de petroquímicos aumentaron 5%, o 10 Mt, situándose en 205 Mt, esto se atribuyó principalmente al arranque de la nueva planta Swing de Morelos. Los principales productos petroquímicos exportados fueron el azufre, etileno y el polietileno lineal de baja densidad.

En el tercer trimestre de 2006 las importaciones de gas natural promediaron 494 MMpcd, 9% superiores a las registradas durante el tercer trimestre de 2005, debido al incremento en la demanda nacional, principalmente de CFE.

Las importaciones de productos refinados aumentaron 6%, de 384 Mbd a 407 Mbd. Este incremento se debió principalmente al aumento en la demanda de gasolinas y diesel.

Las importaciones de petroquímicos aumentaron 15%, situándose en 104 Mt, básicamente como consecuencia de un mayor requerimiento de isobutano para gasolinas. Los principales productos importados fueron isobutanos, tolueno, xilenos y metanol.

Resultados financieros al 30 de septiembre de 2006

Ventas totales

Durante el tercer trimestre de 2006 las ventas totales, incluyendo el impuesto especial sobre producción y servicios (IEPS) se incrementaron 10% en pesos constantes de Ps. 250.7 a Ps. 276.5 miles de millones, comparado con el tercer trimestre de 2005. Este aumento se debió principalmente a mayores precios de crudo y refinados.

Ventas en México

En el tercer trimestre de 2006 las ventas en México incluyendo IEPS aumentaron 6%, de Ps. 132.2 a Ps. 139.7 miles de millones. Las ventas en México, sin IEPS, aumentaron 7% de Ps. 130.0 a Ps. 139.7 miles de millones:

Las ventas de gas natural disminuyeron 11%, de Ps. 22.4 a Ps. 20.0 miles de millones, como resultado de una reducción de 23% en el precio promedio, de US$8.12 a US$6.29 por millón de Unidad Térmica Británica (MMBtu), a pesar de un aumento de 20% en volumen, de 2,590 a 3,104 MMpcd.

Las ventas de productos refinados sin IEPS aumentaron 11%, de Ps. 102.1 a Ps. 113.6 miles de millones. El volumen de ventas de productos refinados disminuyó 1%, de 1,757 a 1,740 Mbd. El IEPS causado por dichas ventas fue cero, en comparación con Ps. 2.2 miles de millones en el tercer trimestre de 2005. Las ventas de productos refinados con IEPS aumentaron 9%, de Ps. 104.3 a Ps. 113.6 miles de millones.

Las ventas de petroquímicos subieron 12%, de Ps. 5.5 a Ps. 6.1 miles de millones y el volumen de ventas disminuyó 2%, de 966 a 944 Mt.

Exportaciones

En el tercer trimestre de 2006 las ventas por exportaciones fueron Ps. 135.4 miles de millones (US$12.3 miles de millones), 14% mayores a las exportaciones registradas en el tercer trimestre de 2005 de Ps. 118.4 miles de millones.

Las ventas por exportaciones de petróleo crudo y condensados aumentaron 13%, de Ps. 106.4 a Ps. 120.3 miles de millones, derivado principalmente de un incremento de 17% en el precio de exportación de crudo, de US$49.54 y contrarrestado por una disminución de 1.3% en volumen, de 1,719 a 1,697 Mbd.

Las ventas por exportaciones de productos refinados aumentaron 22%, de Ps. 11.4 a Ps. 14.0 miles de millones y el volumen de exportaciones aumentó 2%, de 180 a 182 Mbd.

Las ventas por exportaciones de petroquímicos aumentaron 63%, de Ps. 0.6 a Ps. 1.1 miles de millones y el volumen aumentó 5%, de 195 a 205 Mt

Costos y gastos de operación

En el tercer trimestre de 2006 los costos y gastos de operación aumentaron 25%, o Ps. 24.8 miles de millones respecto al mismo trimestre del año pasado, ubicándose en Ps. 123.0 miles de millones (US$11.2 miles de millones). Esta variación se atribuyó principalmente a:

Un incremento de Ps. 15.0 miles de millones en el costo de compra de productos a terceros realizada por PMI.

Un aumento de Ps. 10.2 miles de millones por variación de inventarios

Un incremento de Ps. 2.4 miles de millones en depreciación y amortización

Un incremento de Ps. 2.0 miles de millones por compra de productos

Un aumento de Ps. 1.2 miles de millones en el costo de la reserva laboral

Un aumento de Ps. 1.2 miles de millones en gastos de exploración y pozos no exitosos

Un aumento de Ps. 0.4 miles de millones en conservación y mantenimiento

Una disminución de Ps. 5.1 miles de millones en gastos de operación

Una reducción de Ps. 2.6 miles de millones por gastos de maquila

Costo de lo vendido

En el tercer trimestre de 2006 el costo de lo vendido aumentó 35%, o Ps. 27.0 miles de millones, respecto al tercer trimestre de 2005, alcanzando Ps. 105.2 miles de millones (US$9.6 miles de millones). La variación se compone principalmente por:

Un incremento de Ps. 15.0 miles de millones en el costo de compra de productos a terceros realizada por PMI

Un aumento de Ps. 10.2 miles de millones por variación de inventarios

Un incremento de Ps. 2.4 miles de millones en depreciación y amortización

Un incremento de Ps. 2.0 miles de millones por compra de productos

Un aumento de Ps. 1.2 miles de millones por gastos de exploración y pozos no exitosos

Un incremento de Ps. 0.7 miles de millones en el costo de la reserva laboral

Un aumento de Ps. 0.5 miles de millones en conservación y mantenimiento

Una reducción de Ps. 2.6 miles de millones por gastos de maquila

Una reducción de Ps. 2.4 miles de millones en gastos de operación, principalmente en adquisición de materiales

Gastos de distribución

Durante el tercer trimestre de 2006 los gastos de distribución se redujeron 2%, de Ps. 5.8 a Ps. 5.7 miles de millones (US$0.5 miles de millones). La disminución se debió, principalmente, a un decremento de 7.5%, o Ps. 0.3 miles de millones, en gastos de operación, principalmente en gastos de conservación y mantenimiento.

Gastos de administración

En el tercer trimestre de 2006 los gastos de administración bajaron 14%, de Ps. 14.2 a Ps. 12.2 miles de millones (US$1.1 miles de millones). El decremento se atribuyó principalmente a una reducción de Ps. 2.5 miles de millones en gastos de operación, parcialmente compensado por un incremento en la reserva laboral de Ps. 0.6 miles de millones.

Costo por reserva laboral

En el tercer trimestre de 2006, el costo por reserva laboral aumentó 8%, de Ps. 14.1 a Ps. 15.3 miles de millones. Este costo es prorrateado entre el costo de lo vendido, los gastos de distribución y los gastos de administración.

Rendimiento de operación

En el tercer trimestre de 2006 el rendimiento de operación fue Ps. 153.5 miles de millones (US$14.0 miles de millones), 1% superior a la cifra comparable de 2005 de Ps. 152.5 miles de millones.

Sin considerar el IEPS, el incremento del rendimiento de operación fue de 2%, o Ps. 3.2 miles de millones, al pasar de Ps. 150.2 miles de millones a Ps. 153.5 miles de millones (US$14.0 miles de millones).

Costo integral de financiamiento

En el tercer trimestre de 2006 el costo integral de financiamiento disminuyó Ps. 19.6 miles de millones, pasando de Ps. 13.0 a Ps. (6.6) miles de millones (US$(0.6) miles de millones). La disminución se debió principalmente a:

Una reducción de Ps. 7.8 miles de millones de intereses netos

Una reducción de Ps. 10.3 miles de millones de pérdida cambiaria

Un aumento de Ps. 1.5 en la utilidad por posición monetaria

En el tercer trimestre de 2006 los intereses netos, disminuyeron 49%, de Ps. 16.0 a Ps. 8.1 miles de millones (US$0.7 miles de millones).

Los intereses a cargo, considerando capitalizables, disminuyeron Ps. 4.0 miles de millones, mientras que los intereses a favor aumentaron Ps. 3.8 miles de millones.

En el tercer trimestre de 2006 PEMEX registró una ganancia cambiaria de Ps. 10.1 miles de millones (US$0.9 miles de millones), comparado a una pérdida cambiaria de Ps. 0.2 miles de millones en el tercer trimestre de 2005.

Esta disminución se debió principalmente a la depreciación del tipo de cambio del peso respecto al dólar de 2.5% durante el tercer trimestre de 2006, comparado a una apreciación de 0.1% en el mismo período de 2005.

En el tercer trimestre de 2006 la utilidad por posición monetaria fue de Ps. 4.7 miles de millones (US$0.4 miles de millones), representando un aumento de Ps. 1.5 miles de millones respecto a la utilidad por posición monetaria del tercer trimestre de 2005.

El aumento de la posición monetaria se debió principalmente a un incremento en la inflación de 1.5% en el tercer trimestre de 2006 en comparación con un aumento de 1.0% en el periodo anterior.

Otros ingresos

En el tercer trimestre de 2006 el rubro de otros ingresos netos pasó de Ps. 7.2 a Ps. 31.5 miles de millones (US$2.9 miles de millones). Este aumento se debió principalmente a mayores ingresos generados por la compensación por acreditación del IEPS que fue de Ps. 27.1 miles de millones, lo que indica una transferencia del gobierno federal a PEMEX.

Rendimiento antes de impuestos, derechos y aprovechamientos

En el tercer trimestre de 2006 el rendimiento antes de impuestos, derechos y aprovechamientos fue Ps. 191.6 miles de millones (US$17.4 miles de millones), en comparación con Ps. 146.7 miles de millones. El aumento de 31% se debió a:

Un incremento de Ps. 1.0 miles de millones del rendimiento de operación

Un aumento de Ps. 24.3 miles de millones de otros ingresos netos

Una disminución de Ps. 19.6 miles de millones del costo integral de financiamientos

Impuestos, derechos y aprovechamientos

El monto de impuestos, derechos y aprovechamientos pagados en el tercer trimestre de 2006 aumentó 1.4%, de Ps. 160.6 a Ps. 162.8 miles de millones. Sin embargo, como proporción de las ventas totales, el monto de impuestos, derechos y aprovechamientos representó el 59% en 2006 y 64% en 2005.

A partir del 1 de enero de 2006, PEMEX está sujeto a un nuevo régimen fiscal cuyo esquema de contribuciones para Pemex-Exploración y Producción queda establecido en la Ley Federal de Derechos y para el resto de los Organismos Subsidiarios continúa establecido en la Ley de Ingresos de la Federación.

El derecho principal en el régimen fiscal actual de Pemex-Exploración y Producción es el Derecho Ordinario sobre Hidrocarburos (DOH), cuya base gravable es un quasi rendimiento de operación. Adicionalmente al pago del DOH, Pemex-Exploración y Producción paga los siguientes derechos:

Derecho sobre extracción de petróleo
Derecho extraordinario sobre la exportación de petróleo
Derecho sobre hidrocarburos para el fondo de estabilización de los ingresos petroleros
Derecho para el fondo de investigación científica y tecnológica en materia de energía
Derecho para la fiscalización petrolera
Derecho adicional
Aprovechamiento por rendimientos excedentes

Durante el tercer trimestre de 2006 el monto pagado de DOH y otros impuestos y derechos fue de 138.3 miles de millones (US$12.6 miles de millones), esto es Ps. 18.5 miles de millones superior al observado en el tercer trimestre de 2005.

Bajo el régimen fiscal actual, el Impuesto Especial sobre Producción y Servicios (IEPS) aplicable a gasolinas y diesel de uso automotriz continúa establecido en la Ley de Ingresos de la Federación.

El IEPS lo paga el consumidor final de gasolinas y diesel para uso automotriz. PEMEX es un intermediario entre la Secretaría de Hacienda y Crédito Público (SHCP) y el consumidor final ya que PEMEX retiene el IEPS y lo paga al gobierno federal. La diferencia entre el precio al público, o precio final, y el costo estimado de producción de gasolinas y diesel es, principalmente, el IEPS. El precio al público, o precio final, de gasolinas y diesel lo establece la SHCP. El costo estimado de producción de gasolinas y diesel de PEMEX está referenciado al de una refinería eficiente en el Golfo de México.

Durante el tercer trimestre de 2005 y de 2006 el costo estimado de producción de gasolinas y diesel fue superior al precio al público o precio final. En 2005 PEMEX cubrió la diferencia. En 2006 esta diferencia fue acreditada a otros impuestos y derechos que PEMEX paga de conformidad con la Ley de Ingresos de la Federación 2006. En el tercer trimestre de 2006 no se pagó IEPS, éste fue acreditado contra otros impuestos y el desembolso final fue cero, comparado con un pago de Ps. 2.2 miles de millones del tercer trimestre de 2005.

En 2005 el Aprovechamiento sobre Rendimientos Excedentes (ARE) representó el 39.2% de los ingresos por exportación de petróleo crudo por arriba de US$23.00 por barril.

En 2006 el ARE equivale al 6.5% de los ingresos por exportación de petróleo crudo por arriba de US$36.50 por barril. Este impuesto está complementado por el Derecho extraordinario sobre la exportación de crudo (DEE), el cual equivale al 13.1% de los ingresos por exportación de petróleo crudo por arriba de US$36.50 por barril. La suma del ARE y el DEE corresponde al 19.6%, que representa el 50% del ARE aplicado en 2005.

En el tercer trimestre de 2006 el ARE fue de Ps. 2.3 miles de millones (US$0.2 miles de millones), mientras que en el periodo comparable de 2005, el ARE fue de Ps. 18.3 miles de millones.

La recaudación del ARE y el DEE se destinarán a los estados de la República Mexicana.

Rendimiento neto

En el tercer trimestre de 2006 PEMEX registró un rendimiento neto de Ps. 28.9 miles de millones (US$2.6 miles de millones), comparado con una pérdida neta de Ps. 20.4 miles de millones en el tercer trimestre de 2005. El aumento de Ps. 49.2 miles de millones se explica por:

Un incremento en el rendimiento de operación de Ps. 1.0 miles de millones

Una disminución en el costo integral de financiamiento de Ps. 19.6 miles de millones

Un aumento en otros ingresos netos de Ps. 24.3 miles de millones

Un aumento en impuestos, derechos y aprovechamientos de Ps. 2.2 miles de millones

Un aumento del efecto acumulado inicial por la adopción de nuevos pronunciamientos contables de Ps. 6.5 miles de millones

EBITDA

En el tercer trimestre de 2006 el EBITDA aumentó 17%, de Ps. 184.8 a Ps. 215.9 miles de millones (US$19.6 miles de millones).

Activos totales

Al 30 de septiembre de 2006 los activos totales fueron Ps. 1,139.2 miles de millones (US$103.6 miles de millones), lo que representa un incremento de 5%, o Ps. 53.8 miles de millones, respecto al 30 de septiembre de 2005. Las variaciones de los componentes del activo total fueron las siguientes:

Efectivo y valores de inmediata realización disminuyeron 8%, o Ps. 9.2 miles de millones

Cuentas, documentos por cobrar y otros crecieron 22%, o Ps. 31.0 miles de millones

El valor de los inventarios aumentó 20%, o Ps. 10.7 miles de millones, debido al incremento en los precios de hidrocarburos

Instrumentos financieros derivados disminuyeron 77%, o Ps. 8.1 miles de millones

Propiedades y equipo incrementó 5%, o Ps. 32.5 miles de millones y,

Otros activos disminuyeron 3%, o Ps. 3.0 miles de millones

Pasivos totales

Los pasivos totales crecieron 4%, a Ps. 1,125.8 miles de millones (US$102.4 miles de millones).

El pasivo de corto plazo disminuyó 17%, o Ps. 32.7 miles de millones, ubicándose en Ps. 155.3 miles de millones (US$14.1 miles de millones), principalmente como resultado de la disminución en impuestos por pagar.

El pasivo de largo plazo creció 9%, o Ps. 77.1 miles de millones, llegando a Ps. 970.5 miles de millones (US$88.3 miles de millones), como resultado principalmente del incremento en la reserva laboral.

La reserva laboral creció 18%, de Ps. 357.3 a Ps. 421.8 miles de millones, (US$38.4 miles de millones). El aumento de Ps. 64.6 miles de millones proviene principalmente del reconocimiento de un año más de edad y antigüedad, de la modificación de las condiciones laborales, del reconocimiento de antigüedades mayores a un año (personal transitorio que pasó a ser de planta), de las jubilaciones anticipadas, del incremento de la plantilla de personal activo y de pensionados, así como del cambio en los supuestos actuariales (factores de carácter natural y extraordinarios); y a la caída en el saldo del fondo del plan de pensiones.

Patrimonio

El patrimonio de PEMEX aumentó Ps. 9.5 miles de millones, de Ps. 3.9 a Ps. 13.4 miles de millones (US$ 1.2 miles de millones). El cambio se debe principalmente a:

Un incremento en pérdidas acumuladas de Ps. 34.5 miles de millones

Una disminución de Ps. 29.2 miles de millones asociada a la reserva laboral

Un incremento de Ps. 8.7 miles de millones en el rubro de utilidad integral como consecuencia de la aplicación de boletín C-10 Instrumentos Financieros Derivados y Operaciones de Cobertura

Un aumento de Ps. 20.0 miles de millones en el exceso o insuficiencia en el patrimonio

Un efecto compensatorio de Ps. 44.4 miles de millones por una aportación patrimonial derivada por el reembolso del ARE y AOI de 2004 y 2005

Resultados por segmento

Al 30 de septiembre de 2006 el rendimiento de operación fue Ps. 463.4 miles de millones (US$42.2 miles de millones), 13% superior en comparación a Ps. 411.3 del periodo del año anterior.

Pemex-Exploración y Producción registró un rendimiento de operación de Ps. 527.1 miles de millones (US$47.9 miles de millones), Ps. 120.5 miles de millones mayor que al 30 de septiembre de 2005.

Pemex Gas y Petroquímica Básica registró un rendimiento de operación de Ps. 8.4 miles de millones (US$0.8 miles de millones), Ps. 7.6 miles de millones mayor que al 30 de septiembre de 2005.

La pérdida de operación de Refinación fue de Ps. 64.5 miles de millones (US$5.9 miles de millones), Ps. 45.6 miles de millones mayor que al 30 de septiembre de 2005.

La pérdida de operación de Petroquímica fue de Ps. 8.0 miles de millones (US$0.7 miles de millones), Ps. 1.6 miles de millones mayor que al 30 de septiembre de 2005.

Actividades de financiamiento

Necesidades de financiamiento

Durante el año, el monto captado asciende a US$ 2.9 miles de millones distribuidos como sigue:

US$1.5 miles de millones en bonos emitidos en mercados de capital internacionales

US$0.9 miles de millones en certificados bursátiles emitidos en el mercado de capitales mexicano

US$0.5 miles de millones a través de Agencias de Crédito a la Exportación (ECAs)

El 69% proviene de mercados financieros extranjeros.

Para el resto de 2006 el programa de financiamiento de PEMEX contempla captar aproximadamente US$1.4 miles de millones, a través de ECAs Como en ocasiones anteriores, PEMEX podría realizar operaciones de prefondeo en función de las condiciones de mercado.

PEMEX planea captar entre US$1.0 y US$2.0 miles de millones para financiar el programa de inversión del próximo año. Este monto dependerá de las inversiones y recursos aprobados por el Congreso en el Presupuesto de Egresos de la Federación 2007, y de que Petróleos Mexicanos pueda invertir en instrumentos emitidos por el Master Trust y el F/163.

Mercados de capital

El Pemex Project Funding Master Trust, un fidecomiso registrado en Delaware, EUA, ha realizado las siguientes transacciones en el tercer trimestre de 2006:

El 2 de febrero de 2006 se realizó la reapertura de dos emisiones de junio de 2005 por US$1,500 millones dividido en dos tramos:(i)US$750 millones con cupón 5.75% y vencimiento en 2015, (ii)US$750 millones con cupón 6.625% vencimiento en 2035.

El 3 de mayo de 2006 firmó una línea revolvente por US$1,250 millones con vencimiento de tres años. Esta línea revolvente podrá ser utilizada indistintamente por el Pemex Project Funding Master Trust o por Petróleos Mexicanos, según sus necesidades.

El 18 de mayo de 2006 PEMEX firmó un crédito sindicado por US$4,250 millones el cual se utilizará para refinanciar el crédito sindicado firmado el 22 de marzo de 2005 y se dividirá en dos tramos:(i)Tramo A: US$1,500 millones a un plazo de cinco años y (ii)Tramo B: US$2,750 millones amortizables a un plazo de 7 años.

El Fideicomiso Irrevocable de Administración F/163, cuya deuda es garantizada por Petróleos Mexicanos, emitió certificados bursátiles por Ps. 10 mil millones el 16 de junio de 2006. Estos CEBURES pagarán un cupón mensual de TIIE menos 0.07%.

Deuda total

La deuda total consolidada, incluyendo intereses devengados, fue de Ps. 594.7 miles de millones (US$54.1 miles de millones). Esta cifra representa un incremento de 11%, o Ps. 56.8 miles de millones respecto al tercer trimestre de 2005.

La deuda neta, o la diferencia entre deuda total y efectivo más valores de inmediata realización, aumentó Ps. 66.0 miles de millones, de Ps. 421.8 miles de millones a Ps. 487.8 miles de millones (US$44.4 miles de millones).

La deuda con vencimientos menores a 12 meses fue de Ps. 78.1 miles de millones (US$7.1 miles de millones).

La deuda total de largo plazo fue de Ps. 516.6 miles de millones (US$47.0 miles de millones).

La política de PEMEX es mantener un balance de pasivos a tasa fija y flotante para mitigar el impacto de fluctuaciones en tasas de interés. Al 30 de septiembre de 2006 aproximadamente 59% de la exposición de la deuda de PEMEX era a tasa fija y el 41%

restante a tasa flotante.

Otros aspectos relevantes

Revisión salarial

El 6 de julio de 2006, Petróleos Mexicanos y el Sindicato de Trabajadores Petroleros de la República Mexicana, STPRM, firmaron la revisión salarial anual del contrato colectivo de trabajo. El acuerdo establece un incremento directo al salario de 4.1%, más 1.7% en prestaciones.

Enmienda al reporte anual 2005 para la SEC (20-F)

El 5 de octubre de 2006 se registró la enmienda al Reporte Anual en la Forma 20-F/A. La enmienda contempla la Nota 15 de la Forma 20-F para describir las debilidades materiales en el control de PEMEX sobre el reporte de información financiera, así como las acciones realizadas para subsanar dichas deficiencias.

Incidentes

Durante el tercer trimestre de 2006 se presentaron los siguientes incidentes en los estados de Tabasco, Guanajuato, Veracruz, Morelos, México y Coahuila:

El 6 de julio de 2006 ocurrió una fuga en la línea del pozo La Venta No. 215, en el municipio de Huimanguillo, Tabasco. PEMEX informó que a partir del 19 de julio de 2006 se pondrá en marcha el Programa Emergente de Ductos, que tiene como propósito la inertización y el desmantelamiento de ductos sobre el derecho de vía de Sánchez Magallanes al pozo la Venta No. 215.

El 9 de julio de 2006 ocurrió una fuga de 38 barriles de petróleo crudo en Tabasco, en la línea de descarga de los pozos Agave 53 y 611.

El 11 de julio de 2006 se cerró el ducto Venta de Carpio- San Juan Ixhuatepec, a pesar que el gasoducto está en condiciones operativas de seguridad, el derecho de vía ha sido invadido y se ha creado una zona densamente poblada, lo que ha generado riesgos para la población.

El 28 de agosto de 2006 una tormenta eléctrica ocasionó que un rayo cayera en el venteo general de la estación de compresión de gas natural número 8 Chávez de PEMEX, en Torreón, Coahuila. A pesar de que el incidente provocó una flama en el venteo, la situación fue controlada y no ocasionó daños personales, materiales, ni afectó la producción.

El 4 de septiembre de 2006, durante los trabajos de reparación de un oleoducto, se originó una chispa que provocó un incendio en el área de La Trinidad, municipio de Cárdenas, Tabasco. La fuga quedó controlada y el incidente no ocasionó daños personales.

El 17 de octubre de 2006 se suscitó una explosión en el buque tanque Quetzalcóatl, propiedad de PEMEX, cuando la compañía contratista López García S.A. de C.V. realizaba trabajos de reparación en la grúa de carga en la Terminal Marítima de Pajaritos en Coatzacoalcos, Veracruz. El buque se encontraba vacío de combustible y fuera de operación por mantenimiento. Sin embargo, una chispa provocada por los trabajos de mantenimiento entró en el venteo de un tanque que al hacer contacto con los residuos de gas ocasionó la explosión. Desafortunadamente fallecieron 7 personas en el accidente.

Del 1 de enero al 30 de septiembre de 2006, el personal de la Gerencia de Servicios de

Seguridad Física de Petróleos Mexicanos ha detectado 138 tomas clandestinas en la red de ductos. Del 15 de julio al 30 de septiembre se detectaron 22 tomas y recuperaron 266 mil litros de hidrocarburos.

Si desea contactarnos o ser incluido en la lista de distribución de Relación con Inversionistas, favor de llamar o mandar un correo a:

Teléfono: (52 55) 1944 9700
Buzón de voz: (52 55) 1944 2500 ext. 59412

ri@dcf.pemex.com

PEMEX es la empresa mexicana de petróleo y gas. Creada en 1938, es el productor exclusivo de los recursos petroleros y de gas en México. Sus organismos subsidiarios son Pemex Exploración y Producción, Pemex Refinación, Pemex Gas y Petroquímica Básica y Pemex Petroquímica. La principal compañía subsidiaria es PMI, que realiza las transacciones de comercio internacional.

Los montos en dólares de EUA están convertidos con el tipo de cambio del 30 de septiembre de 2006 de Ps. 10.9935 por dólar de EUA.

Este documento contiene proyecciones a futuro. También se podrían presentar proyecciones a futuro escritas u orales en los reportes periódicos a la Comisión Nacional Bancaria y de Valores y a la Securities and Exchange Commission, en nuestro reporte anual, en nuestras declaraciones, en offering circulars y prospectos, en declaraciones a la prensa y en otro tipo de materiales escritos así como en declaraciones verbales a terceros realizadas por nuestros directores o empleados.

Palabras tal como creemos, esperamos, anticipamos y expresiones similares identifican proyecciones a futuro y reflejan nuestras opiniones acerca de eventos futuros y desempeño financiero. Podríamos incluir proyecciones a futuro que describan, entre otras:

Actividades de exploración y producción,

Actividades de importación y exportación,

Proyecciones de inversión y otros costos, objetivos, ingresos y liquidez.

Los resultados pueden diferir materialmente de aquellos proyectados como resultado de factores fuera de nuestro control. Estos factores pueden incluir, mas no están limitados a:

Cambios en los precios internacionales del crudo y gas natural,

Efectos causados por nuestra competencia,

Limitaciones en nuestro acceso a recursos financieros en términos competitivos,

Eventos políticos o económicos en México,

Desempeño del sector energético y,

Cambios en la regulación.

Por ello, se debe tener cautela al utilizar las proyecciones a futuro. En cualquier circunstancia estas declaraciones solamente se refieren a su fecha de elaboración y no tenemos obligación alguna de actualizar o revisar cualquiera de ellas, ya sea por nueva información, eventos futuros, entre otros. Estos riesgos e incertidumbres están detallados en la versión más reciente de la Forma 20-F de PEMEX registrada en la Securities and Exchange Commission de EUA (www.sec.gov) y el prospecto de PEMEX registrado ante la Comisión Nacional Bancaria y de Valores (CNBV) que se encuentra disponible en el portal de la Bolsa Mexicana de Valores (www.bmv.com.mx). Estos factores pueden provocar que los resultados realizados difieran materialmente de cualquier proyección.

La Comisión de Valores de los Estados Unidos de América (SEC) permite que, en sus reportes a la SEC, las empresas de crudo y gas divulguen reservas probadas que hayan demostrado, por producción actual o pruebas de formación concluyentes, que son, bajo condiciones económicas y operativas existentes, económicamente y legalmente producibles. Nosotros usamos ciertos términos en este documento, tales como reservas totales, reservas probables y reservas posibles, que los lineamientos de la SEC prohíben estrictamente utilizar en sus reportes. Los inversionistas son invitados a considerar cuidadosamente la divulgación de la información en la Forma 20-F, File No. 0-99, disponible en Marina Nacional 329 Piso 38 Col. Huasteca, Cd. de México, 11311 o en el (52 55) 1944 9700 o en www.pemex.com. Esta forma puede también obtenerla directamente de la SEC llamando al 1-800-SEC-0330.

El EBITDA, el flujo libre de caja y el flujo libre de caja discrecional son medidas no contempladas en las Normas de Información Financiera que se calculan como se describió previamente. El EBITDA, el flujo libre de caja y el flujo libre de caja discrecional no deben considerarse un indicador del desempeño financiero, una alternativa al flujo de efectivo, una medida de liquidez o una medida comparable a medidas llamadas de manera similar por otras empresas.

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA
30 DE SEPTIEMBRE DE 2006 Y 2005

(Cifras expresadas en miles de pesos de poder adquisitivo del 30 de septiembre de 2006 y miles de dólares americanos)

1. Bases de presentación

Los estados financieros consolidados de Petróleos Mexicanos, Organismos Subsidiarios y Compañías Subsidiarias ("PEMEX") al 30 de septiembre de 2006 y 2005 y por los periodos de nueve meses terminados en esas fechas no son auditados. En opinión de la Administración, todos los ajustes (consistentes principalmente en ajustes recurrentes) necesarios para una presentación razonable de los estados financieros consolidados han sido incluidos. Los resultados de los periodos intermedios no son necesariamente un indicativo de los resultados del año entero.

Para propósitos de estos estados financieros consolidados intermedios no auditados, cierta información y revelaciones que normalmente se incluyen en los estados financieros preparados con base en las Normas de Información Financiera (antes principios de contabilidad generalmente aceptados), han sido condensadas u omitidas. Estos estados financieros consolidados no auditados deben ser leídos en conjunto con los estados financieros consolidados auditados de PEMEX y sus notas, por el año terminado el 31 de diciembre de 2005.

2. Principales políticas contables

Los estados financieros consolidados que se acompañan han sido preparados de conformidad con las Normas de Información Financiera emitidas por el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera ("CINIF"). Hasta el ejercicio de 2002 el reconocimiento de la inflación se llevó a cabo conforme a la Norma de Información Financiera 06-BIS Apartado A, emitida por la Secretaría de Hacienda y Crédito Público ("SHCP") y la Secretaría de la Función Pública. En enero de 2003, la SHCP autorizó a PEMEX a que a partir del ejercicio 2003 reconozca los efectos de la inflación de acuerdo con la NIF-06 BIS Apartado C, la cual obligó a PEMEX a adoptar el Boletín B-10, Reconocimiento de los efectos de la inflación en la información financiera; al cierre de ese ejercicio. En cumplimiento de las normas mencionadas, los estados financieros de septiembre 2005 se presentan sobre las mismas bases que las de 2006.

A partir del ejercicio de 2004, PEMEX cambió la política contable para el registro de las operaciones relacionadas con las actividades de exploración y perforación de pozos, en lugar del que se venía aplicando a través de la reserva para exploración y declinación de campos. A partir del 1 de enero de 2004, entraron en vigor las disposiciones del Boletín C-15.Deterioro en el valor de los activos de larga duración y su disposición, emitido por el Instituto Mexicano de Contadores Públicos. Al 30 de septiembre de 2005, PEMEX reconoció una baja de valor en sus activos fijos.

3. Cuentas, documentos por cobrar y otros

Al 30 de septiembre de 2006 y 2005 las cuentas y documentos por cobrar y otros se integran como sigue:

	2006	2005
Clientes del país	$63,849,190	$52,858,599
Clientes del extranjero	22,307,468	18,381,378
Gobierno Federal - Anticipos de rendimientos mínimos garantizados	192,639	7,951,845
Funcionarios y empleados	3,049,879	2,527,362
Fondo para fines específicos	12,802,084	18,119,442
Derecho ordinario sobre Hidrocarburos	8,151,630	
Otras cuentas por cobrar	61,851,531	41,040,031
Menos:		
Estimación para cuentas de dudosa recuperación	(2,412,699)	(2,092,126)
Total	$169,791,722	$138,786,531

4. Inventarios

Al 30 de septiembre de 2006 y 2005, los inventarios se integran como sigue:

	2006	2005
Petróleo crudo, productos refinados, derivados y petroquímicos	$60,738,388	$51,878,565
Materiales y accesorios en almacenes	4,831,268	3,626,815
Materiales y productos en tránsito	1,259,609	750,395
Menos:		
Estimación para inventarios de lento movimiento y obsoletos	(1,498,590)	(1,603,679)
Total	$65,330,675	$54,652,096

5. Propiedades y Equipo

Al 30 de septiembre de 2006 y 2005 el saldo de este renglón, neto de la depreciación y amortización acumulada, se integra como sigue:

	2006	2005
Terrenos	$40,521,358	$40,258,012
Edificios	39,886,181	39,880,673
Pozos	376,076,387	309,385,959
Plantas	354,965,693	353,001,211
Mobiliario y equipo	45,158,630	43,470,084
Plataformas marinas	129,469,078	107,534,556
Ductos	259,992,436	244,650,705
	1,246,065,131	1,138,180,642
Depreciación acumulada	(640,707,703)	(578,513,378)
	650,357,428	559,667,264
Activos fijos improductivos	764,573	(2,947,887)
Materiales sobrantes de obra	-	-
Obras en construcción	76,203,630	93,132,032
Total	$682,330,263	$649,851,967

La depreciación de los activos y la amortización de pozos por los ejercicios terminados el 30 de septiembre de 2006 y 2005, reconocidas en los costos y gastos de operación, ascendieron a $45,653,363 y $38,405,818, respectivamente.

6. Deuda a largo plazo

Durante el periodo del 1 de enero al 30 de septiembre de 2006, se realizaron las siguientes operaciones de financiamiento:

Petróleos Mexicanos obtuvo US$51,722 provenientes de líneas garantizadas por agencias de crédito a la exportación y US$3,300,000 de líneas de crédito revolventes.

Durante el mismo periodo el Master Trust obtuvo US$439,204 provenientes de líneas garantizadas por agencias de crédito a la exportación para financiamiento de proyectos PIDIREGAS, y se llevó a cabo una operación de refinanciamiento del Crédito Sindicado por US$4,250,000 dividido en dos tramos US$1,500,000 y US$2,750,000 a plazo de 5 y 7 años respectivamente.

Adicionalmente, el 2 de febrero de 2006, el Master Trust emitió bonos por US$1,500,000 de los cuales US$750,000 fueron a una tasa cupón del 5.75%, con vencimiento en 2015 y US$750,000 a una tasa cupón del 6.625%, con vencimiento en 2035. Esta emisión fue una reapertura de la emisión que tuvo lugar el 8 de junio de 2005.

El 16 de junio de 2006, Petróleos Mexicanos, a través del fideicomiso F/163, emitió certificados bursátiles por $10,000,000 con vencimiento en junio de 2014.

El 22 de septiembre de 2006, el Master Trust utilizó US$1,000,000 de la línea de crédito revolvente contratada en 2004. Esta utilización se efectuó después de que, en la misma fecha, Petróleos Mexicanos pagó la misma cantidad. Esto debido a que tanto Petróleos Mexicanos como el Master Trust pueden utilizar esta línea, sin que en ningún momento se exceda el monto total de la línea que es de US$1,250,000.

En el mes de junio de 2006, el Master Trust recibió un ingreso de US$95,265; en el mes de agosto de 2006 el Master Trust recibió un ingreso de US$90,045; en ambos casos los ingresos se dieron como resultado del pago que Petróleos Mexicanos efectuó para cancelar sus bonos por esos mismos importes y que estaban en custodia del Master Trust, con motivo del intercambio de bonos Pemex por bonos Master que se dio el 13 de febrero de 2006.

Durante el período del 1 de enero al 30 de septiembre de 2005, se realizaron las siguientes operaciones de financiamiento:

Petróleos Mexicanos obtuvo US$42,300 provenientes de líneas garantizadas por agencias de crédito a la exportación. Durante el mismo periodo el Master Trust obtuvo US$604,700, también provenientes de líneas garantizadas por agencias de crédito a la exportación, US$4,250,000 de un crédito sindicado, para financiamiento de proyectos PIDIREGAS.

Adicionalmente, el 24 de febrero de 2005, el Master Trust emitió bonos por 1,000 millones de Euros a tasa de 5.5% con vencimiento en 2025; el 8 de junio de 2005, emitió bonos por US$1,500,000, de los cuales US$1,000,000 a tasa del 5.75%, con vencimiento en 2015 y US$500,000 a tasa del 6.625%, con vencimiento en 2035 y el 31 de agosto de 2005, emitió pagarés por US$175,000 a tasa variable, Libor a 1, 2, 3 ó 6 meses más 0.425% con vencimiento en 2008 . El 1 de febrero de 2005, Petróleos Mexicanos, a través del fideicomiso F/163, emitió certificados bursátiles por 1,697,654,000 UDIS, cuyo valor en la fecha de emisión fue de $6,000,000. Esta emisión fue reapertura de la 1a emisión en UDIS que tuvo lugar el 23 de diciembre de 2004, cuyo plazo es de 15 años. El 11 de febrero de 2005 Petróleos Mexicanos, a través del fideicomiso F/163, emitió certificados bursátiles por $15,000,000 de los cuales $7,500,000 a tasa de Cetes a 91 días más 0.51% con vencimiento en febrero de 2010 y $7,500,000 a tasa de Cetes a 182 días más 0.57% con vencimiento en enero de 2013; esta emisión fue reabierta el 13 de mayo de 2005 en la que se emitieron $10,000,000, de los cuales se emitieron $5,012,600 con vencimiento en 2010 y $4,987,400 con vencimiento en 2013. El 29 de julio de 2005, Petróleos Mexicanos, a través del fideicomiso F/163, emitió certificados bursátiles por $5,000,000 a tasa fija de 9.91%, con vencimiento en 2015.

Derivado de su programa de certificados bursátiles de corto plazo, Petróleos Mexicanos emitió, durante el período enero-agosto (mes de terminación del contrato) 2005, $16,000,000 en 32 partidas; en el período enero-septiembre de 2005 se pagaron todas las emisiones, quedando el saldo en ceros al 30 de septiembre de 2005.

7. Utilidad (pérdida) integral

La utilidad (pérdida) integral de los periodos terminados el 30 de septiembre de 2006 y de 2005, se analiza como sigue:

	2006	2005
Utilidad (pérdida) neta del período	$48,527,965	($12,997,865)
Efecto de la actualización en el año - Neto	10,327,967	(6,587,886)
Otros movimientos patrimoniales	(3,701,165)	(10,153,001)
Utilidad (pérdida) integral del año	$55,154,767	$(29,738,752)

8. Posición en moneda extranjera

Al 30 de septiembre de 2006 y 2005, los estados financieros consolidados de PEMEX incluyen activos y pasivos monetarios, denominados en moneda extranjera como sigue:

Importe en moneda extranjera
(Miles)

	Activos	Pasivos	Posición activa (pasiva)	Tipo de cambio	Pesos mexicanos
30 de septiembre de 2006:					
Dólares americanos	22,747,586	(61,668,161)	(38,920,574)	10.9935	(427,873,340)
Yenes japoneses	0	(157,992,852)	(157,992,852)	0.0931	(14,710,714)
Libras esterlinas	251	(424,276)	(424,024)	20.5205	(8,701,189)
Euros	2,545	(4,237,067)	(4,234,521)	13.9222	(58,953,727)
Total posición pasiva, antes de coberturas cambiarias					($510,238,970)

	Activos	Pasivos	Posición activa (pasiva)	Tipo de cambio	Pesos mexicanos
30 de septiembre de 2005:					
Dólares americanos	18,347,091	(38,438,392)	(20,091,301)	10.7907	($216,799,201)
Yenes japoneses	-	(158,937,985)	(158,937,985)	0.0955	(15,178,578)
Libras esterlinas	351	(474,289)	(473,938)	19.1276	(9,065,292)
Francos suizos	-	(142)	(142)	9.3558	(1,328)
Euros	3,813	(4,220,238)	(4,216,425)	13.0298	(54,939,175)
Total posición pasiva, antes de coberturas cambiarias					($295,983,574)

9.Compromisos y contingencias

a. Pemex-Exploración y Producción mantiene con P.M.I. Comercio Internacional S.A. de C.V., (PMI), compañía subsidiaria, los convenios y contratos siguientes:

Un contrato por tiempo indefinido de venta de petróleo crudo destinado a la exportación; mediante este contrato, Pemex-Exploración y Producción se obliga a vender a PMI los volúmenes de petróleo crudo para exportación. Los precios de venta relativos se fijan periódicamente conforme a los que rigen en el mercado. Los compromisos de venta de hidrocarburos de PMI con sus clientes son respaldados por PEMEX.

En julio de 2004 Pemex-Exploración y Producción celebró con P.M.I. Trading Ltd. un contrato marco para la venta de exportación de condensados de gas; dicho contrato se dio por terminado a solicitud de Pemex-Exploración y Producción el 1 de agosto de 2006.

En diciembre de 1998, Pemex-Exploración y Producción y PMI celebraron un contrato por tiempo indefinido de compra-venta de cuentas por cobrar, presentes y futuras, generadas por Pemex-Exploración y Producción y que corresponden a ventas de petróleo tipo Maya y Altamira de Pemex-Exploración y Producción a PMI, que será vendido por PMI a ciertos clientes en los Estados Unidos de América, Canadá y Aruba. Al 30 de septiembre de 2006 y al 31 de diciembre de 2005, las ventas de cartera ascendieron a $203,219,437 y $185,117,156, respectivamente.

b. Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación y Pemex-Gas y Petroquímica Básica son solidariamente responsable de todos los pasivos que contraiga un fideicomiso constituido el 10 de noviembre de 1998 con The Bank of New York y The Bank of New York (Delaware) denominado Pemex Project Funding Master Trust (Master Trust), cuyo principal propósito es la administración de recursos financieros para financiar proyectos designados por Petróleos Mexicanos y sus Organismos Subsidiarios. El saldo insoluto del pasivo del Master Trust, derivado de los recursos que obtiene para el desarrollo de los

PIDIREGAS, al 30 de septiembre de 2006, asciende a $410,947,343 (US$37,380,938), el cual se integra de la siguiente manera: recursos obtenidos al amparo del convenio de derivación de fondos por $21,676,918 (US$1,971,794) y recursos obtenidos por emisión de bonos y de instituciones financieras por $389,270,425 (US$35,409,144), siendo Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación y Pemex-Gas y Petroquímica Básica garantes del Master Trust por este último importe.

El saldo insoluto al 31 de diciembre de 2005 asciende a $383,781,053 (US$35,158,672), los recursos obtenidos al amparo del convenio de derivación de fondos a $24,527,543 (US$2,246,999) y los recursos obtenidos de emisión de bonos y de instituciones financieras a $359,253,510 (US$32,911,673).

c. Petróleos Mexicanos, Pemex-Exploración y Producción, Pemex-Refinación y Pemex-Gas y Petroquímica Básica son solidariamente responsable, en su carácter de aval, de todos los pasivos que contraiga un fideicomiso constituido el 17 de octubre de 2003 y administrado desde su constitución hasta el 31 de julio de 2004 por BankBoston, S.A.; Institución de Banca Múltiple, División Fiduciaria y por el Banco JP Morgan, S.A., Institución de Banca Múltiple, JP Morgan Grupo Financiero, División Fiduciaria del 1° de agosto de 2004 hasta la fecha de la emisión de estos estados financieros, mediante el Contrato de Fideicomiso Irrevocable de Administración No. F/163 (Fideicomiso), cuyo principal propósito es llevar a cabo emisiones bajo un programa de certificados bursátiles, así como la contratación de otros financiamientos, conforme a las instrucciones que al efecto le gire Petróleos Mexicanos. Los recursos que se obtengan serán destinados a cubrir obligaciones de pago en moneda nacional derivadas de PIDIREGAS. El saldo insoluto del Fideicomiso al 30 de septiembre de 2006 y al 31 de diciembre de 2005 asciende a $116,307,804 y $107,812,654, respectivamente.

d. Conforme a la normatividad contenida en la NIFG-09-B, al 30 de septiembre de 2006 y al 31 de diciembre de 2005 se tienen registrados en la cuenta deuda a largo plazo PIDIREGAS FSO, pasivos por $275,070 y $253,711, respectivamente, correspondientes al compromiso derivado del contrato de servicios de almacenamiento y carga de petróleo estabilizado mediante un sistema flotante (FSO). Adicionalmente, al 30 de septiembre de 2006 y al 31 de diciembre de 2005 se tiene un compromiso contingente por $220,748 y $492,308, respectivamente, relacionado con ese contrato.

e. Por otra parte, se tiene un contrato de suministro de nitrógeno para el programa de mantenimiento de presión del campo Cantarell, que vence en el año 2015. Al 30 de septiembre de 2006 y al 31 de diciembre de 2005, el valor del nitrógeno a suministrar durante la vigencia del contrato asciende aproximadamente a la cantidad de $13,719,451 y $15,335,690, respectivamente. En caso de rescisión del contrato dependiendo de las circunstancias, PEMEX tiene el derecho o la obligación de adquirir del proveedor la planta de nitrógeno en los términos que se establecen en el contrato.

De acuerdo con el contrato antes mencionado los pagos futuros de los ejercicios siguientes se estiman como sigue:

2006	$ 799,699
2007	2,337,167
2008	1,611,572
2009	1,256,859
2010	1,256,859
2011 en adelante	6,457,295
Total	$ 13,719,451

f. Durante 2003, 2004 y 2005, PEMEX celebró Contratos de Obra Pública Financiada (anteriormente conocidos como Contratos de Servicios Múltiples (COPF)). En estos contratos el contratista, a su propio costo, deberá administrar y mantener la ejecución de las obras de los COPF, las que estarán agrupadas en las categorías de desarrollo, infraestructura y/o mantenimiento. El valor estimado de los COPF al 30 de septiembre de 2006 y al 31 de diciembre de 2005, es como se muestra a continuación:

Fecha de contratación	Bloque	Al 30 de sept. de 2006	Al 31 de dic. de 2005
9 de febrero de 2004	Olmos	US$ 343,574	US$ 343,574
21 de noviembre de 2003	Cuervito	US$ 260,072	US$ 260,072
28 de noviembre de 2003	Misión	US$1,035,580	US$1,035,580
14 de noviembre de 2003	Reynosa-Fronterizo	US$ 264,977	US$ 264,977
9 de diciembre de 2004	Pandura-Anáhuac	US$ 900,392	US$ 900,392
23 de marzo de 2005	Pirineo	US$ 645,295	US$ 645,295
Suma		US$5,887,086	US$5,887,086

g. Al 30 de septiembre de 2006 y al 31 de diciembre de 2005, PEMEX tenía contratos celebrados con diversos contratistas por un importe aproximado de $180,000,000 y $229,695,971, respectivamente, para el desarrollo de diversas obras PIDIREGAS.

h. PEMEX está sujeto al cumplimiento de la Ley General del Equilibrio Ecológico y la Protección al Ambiente, por lo que se están realizando auditorías ambientales a algunas de sus instalaciones. Derivado de los resultados obtenidos en las auditorías terminadas, se han suscrito convenios con la Procuraduría Federal de Protección al Ambiente (PROFEPA), para elaborar y cumplir con los diversos planes de acción, y corregir las irregularidades detectadas que consideran trabajos para remediar los daños ambientales causados, inversión en equipos, mantenimiento, mano de obra y materiales.

Al 30 de septiembre de 2006 y al 31 de diciembre de 2005, la provisión para gastos a incurrir para corregir este tipo de irregularidades, asciende a $2,869,492 y $1,436,878, respectivamente, y se incluyen en las reservas a largo plazo, en el balance general.

i. Al 30 de septiembre de 2006, PEMEX enfrenta diversos juicios civiles, fiscales, penales, administrativos, laborales, mercantiles y de arbitraje cuya resolución final se desconoce a la fecha de emisión de estos estados financieros, no obstante se tiene registrada una provisión para cubrir estas contingencias por $1,598,870 y $8,849,232 al 31 de diciembre de 2005 y al 30 de septiembre de 2006, respectivamente.

El monto aproximado de estas contingencias asciende a $40,361,746 al 30 de septiembre de 2006. Dentro de este total de contingencias destacan principalmente las siguientes:

I) PEMEX enfrenta el juicio arbitral número 11760/KGA con CONPROCA, las prestaciones reclamadas por ésta asciende a US$632,100, mientras que PEMEX ha reconvenido por US$907,700.

El 15 de septiembre las partes presentaron ante el Tribunal las declaraciones escritas de sus testigos, así como los dictámenes periciales respecto de las reclamaciones y reconvenciones que de conformidad con la orden procesal número 6 eran objeto de la Tercera Audiencia de Responsabilidad.

A más tardar el 13 de octubre de 2006 las partes presentarán al Tribunal sus escritos relativos a los temas que debían ser tratados en la Segunda Audiencia de Responsabilidad a la que se refería la Orden Procesal No. 6, incluyendo la relación de los testigos y expertos cuyas declaraciones o dictámenes, en relación con el objeto de esta Audiencia, fueron presentados por escrito por una parte y que la otra solicita comparezcan a la

Segunda Audiencia.

II) Juicio Ordinario Civil promovido por Construcciones Industriales del Golfo en contra de Pemex-Exploración y Producción, exp. 40/2004-VIII, por un monto de $15,237 más US$219,584, encontrándose en proceso de desahogo de pruebas y como actividades principales a realizar, se encuentran el análisis y en su caso, objeción de los peritajes que se rindan en materia de Contabilidad e Ingeniería de Costos.

III) Juicio Ordinario Civil promovido por Unión de Sistemas Industriales en contra de Pemex-Refinación, exp. 202/2003 por un monto de $393,095, el asunto se abrió a prueba por un período de 30 días a partir del 28 de septiembre, como actividades principales a realizar se encuentran el objetar las pruebas ofrecidas y ofrecer las pruebas de PEMEX.

IV) Arbitraje Internacional ante la Cámara Internacional de Comercio, Corporación Mexicana de Mantenimiento Integral (COMMISA) S. de R.L. de C.V., en contra de Pemex-Exploración y Producción (IPC-01), demandando la cantidad de US$300,000; por presuntos incumplimientos de Pemex-Exploración y Producción, derivados del contrato de obra para la construcción de dos plataformas; Pemex-Exploración y Producción ha reconvenido a COMMISA, pero aún no determinan las áreas correspondientes la cantidad a reclamarse.

Se encuentra pendiente la emisión del Laudo preliminar sobre jurisdicción y competencia del Tribunal Arbitral y personalidad de las partes.

V) Arbitraje Internacional ante la Cámara Internacional de Comercio, COMBISA, S. de R.L. de C.V. en contra de Pemex-Exploración y Producción (IPC-22), demandando la cantidad de US$235,770, por supuestos incumplimientos y retrasos de pago, así como las penas convencionales e intereses, imputables a Pemex-Exploración y Producción, derivados del contrato para la construcción de una plataforma de perforación y dos de comprensión en Cantarell. Pemex-Exploración y Producción reconvino diversos conceptos que están en etapa de valoración para ser cuantificados en su momento por el tribunal, se estima que la cantidad será aproximadamente de US$12,294.

Las partes han concluido sus escritos de demanda, contestación, réplica y duplica; y se ofrecieron las pruebas documentales, testimoniales y periciales del caso. Se tiene programado para el próximo 27 de noviembre, la celebración de la Audiencia de Vista.

VI) Arbitraje Internacional ante la Cámara Internacional de Comercio, Corporación Mexicana de Mantenimiento Integral (COMMISA) S. de R.L. de C.V. en contra de Pemex-Exploración y Producción (IPC-28), demandando la cantidad de US$142,400 y $40,199, por supuestos incumplimientos de Pemex-Exploración y Producción por el contrato PEP-O-IT-136/98, IPC-28, en los asuntos relacionados a los barcos Bar Protector y Castoro 10 en Cantarell; por su parte Pemex-Exploración y Producción reconvino diversos conceptos que están en etapa de valoración para ser cuantificados en su momento por el tribunal, se estima que la cantidad será aproximadamente de US$2,057 y $488.

Se concluyó la fase de alegatos y se preparó el asunto para la emisión del laudo final, el cual se tiene programado se dará antes del 28 de febrero del 2007.

VII) Con fecha 31 de marzo de 2006, las Petroquímicas Cangrejera, Pajaritos y Morelos, fueron notificadas por el Ayuntamiento de Coatzacoalcos, respecto de Créditos Fiscales derivados de supuestas diferencias en la actualización del Impuesto Predial por un monto global de aproximadamente $1,846,691. Dicha actualización se impugnó ante la Sala Regional Zona Sur del Tribunal de lo Contencioso Administrativo del Poder Judicial de Veracruz. Actualmente se encuentran pendientes de resolución.

El Ayuntamiento ordenó embargo precautorio en cantidad de $109,102, por concepto de determinación parcial en el pago del impuesto de traslado de dominio mismo que fue impugnado ante el Tribunal de lo Contencioso Administrativo, en su Sala Superior, con residencia en Xalapa, Veracruz, bajo el número de juicio 08/2006-II y sus acumulados, actualmente turnado para dictarse sentencia en segunda instancia.

VIII) Juicio Ordinario Civil promovido por Asociación de Transportistas al Servicio de Petróleos Mexicanos Clientes o Empresas Sustitutos, A.C. en contra de Pemex-Refinación, exp. 262/2005-II, reclamando la cantidad de $1647,629, por daños y perjuicios derivados del supuesto incumplimiento de un convenio de prestación de servicios de transporte terrestre por auto tanque.

Actualmente, el juicio se encuentra suspendido por apelación interpuesta en contra del auto de fecha 5 de septiembre del presente año.

IX) Juicio Ordinario Civil promovido por Asociación de Transportistas al Servicio de Petróleos Mexicanos Clientes o Empresas Sustitutos, A.C. en contra de Pemex-Refinación, exp. 271/2005-I, reclamando el cumplimiento forzoso del Convenio de 26 de marzo de 1993, con el fin de autorizar el cambio de unidades que han rebasado los años de antigüedad pactados. Se recibe el juicio a prueba por auto de 11 de agosto por el plazo de 30 días, con fecha 28 de agosto, se ofrece prueba y excepción superveniente, se desecha ésta, apelándose el auto, por lo cual el procedimiento se encuentra suspendido hasta en tanto se resuelva dicho recurso.

X) Juicios de amparo promovido por MICARE y MIMOSA en contra de diversos funcionarios de PEMEX y Pemex-Exploración y Producción, reclamando la inconstitucionalidad del contrato de Obra Pública 414105826, por la supuesta incompetencia de los funcionarios que signaron el contrato referido. (juicios acumulados).

Se rindieron informes previos y justificados que fueron solicitados, se ofrecieron diversas pruebas periciales, se ratificaron a los peritos que rendirán sus dictámenes por parte del Organismo. Actualmente se encuentra pendiente se fije fecha para audiencia constitucional.

XI) Arbitraje Internacional ante la Cámara Internacional de Comercio, TEJAS GAS DE TOLUCA, S. de R.L. de C.V. en contra de Gas Natural México S.A. de C.V. (GNM) y Pemex-Gas y Petroquímica Básica, reclamando el estricto cumplimiento de Pemex-Gas y Petroquímica Básica y GNM al Memorando de Entendimiento y sus diversos anexos, celebrados para asegurar la construcción y operación del Gasoducto Palmillas-Toluca, así como la celebración del contrato de transporte, sin reconocer el modelo financiero que dio origen al mismo.

Actualmente se encuentra en el proceso de constitución del Tribunal Arbitral.

ASUNTOS CONCLUIDOS:

I) Juicio Ordinario Mercantil con número 30/2000 promovido por Construcciones Industriales del Golfo, S.A. de C.V., se encuentra totalmente concluido, por lo que ya no existe monto ni actividades a realizar.

II) Juicio Ordinario Mercantil 75/99 promovido por Combustibles de Oriente en contra Pemex-Refinación, se encuentra concluido, por virtud de la suscripción del Convenio de Transacción de fecha 11 de septiembre del presente año, por el cual se pagó la cantidad de $31,107.

III) Arbitraje Internacional ante la Cámara Internacional de Comercio, ECH Offshore, S. de R.L. de C.V. en contra de Pemex-Exploración y Producción (IPC-64), reclamando la cantidad de US$36,507 y $106,832, por concepto de incremento en costos en la ejecución de los trabajos, desfasamientos, tiempos en espera por malos tiempos, así como el pago de intereses sobre los daños causados, derivados de un contrato para ingeniería, procura, construcción, puesta en operación de 4 ductos marinos pendientes del EPC-27(27-01, 27-02, 27-4, 27-05, 27-13, 27-14) 3 para recolección y transporte de crudo y 4 para distribución de gas en el sistema de bombeo neumático en el campo Cantarell.

Actualmente, el asunto se encuentra concluido, por la emisión del Laudo Final de fecha 17 de julio del presente año, teniendo un ahorro de US$36,257 para PEMEX, toda vez que solamente se nos condenó al pago de los gastos de arbitraje, por un monto de US$250, así como la cantidad de $5 por concepto de cobertura y captura estenográfica. Es importante señalar, que de igual manera la demandante tendrá que cubrir un monto igual al de Pemex-Exploración y Producción, por concepto de gastos de arbitraje.

Los juicios incluidos en este inciso i. son de pronóstico incierto, ya que la determinación final la tomarán las autoridades competentes.

10. Información por segmentos

PEMEX opera en distintos giros de actividad, ya que se dedica a la exploración y producción de petróleo crudo y gas natural, así como al proceso y distribución de productos petrolíferos y petroquímicos. Los principales datos por segmento de negocio sin considerar las eliminaciones para efectos de los estados financieros consolidados son los siguientes:

	Exploración y Producción	Refinación	Gas y Pet.Básica	Petroquímica	Corp y cías subsidiarias
Por el periodo terminado el 30 de septiembre de 2006					
Ingresos por ventas:					
Clientes externos	-	291,447,151	99,775,578	15,186,832	400,959,418
Inter-segmentos	660,464,798	33,599,694	61,608,903	6,751,448	115,666,456
Utilidad (pérdida) de operación	527,092,340	(64,466,783)	8,390,362	(8,047,976)	(9,484,254)
Utilidad (pérdida) neta	60,727,739	(20,332,383)	6,861,846	(12,612,485)	55,838,007
Activos totales	951,794,911	377,391,827	120,468,188	71,316,119	1,769,745,004
Por el periodo terminado el 30 de septiembre de 2005					
Ingresos por ventas:					
Clientes externos	-	265,752,268	98,745,593	15,018,869	308,446,870

Inter-segmentos	528,511,816	27,579,000	57,545,699	6,655,437	103,091,000
Utilidad (pérdida) de operación	406,639,132	(475,000)	9,146,048	(6,420,197)	1,584,000
Utilidad (pérdida) neta	3,847,000	(21,654,000)	8,789,000	(8,642,000)	3,268,000
Activos totales	772,149,845	313,468,638	116,082,958	51,385,857	1,424,723,998

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

CONSOLIDATED

Previous Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Integrated Trade System Inc.	Serv.de procur. en el mercado internal.	8,860	100.00
Kot Insurance Company, Ltd.	Reaseguradora	7,000,000	100.00
P.M.I. Comercio Internacional, S.A de C.V	Comercializadora Int.de crudo	2,214,241	98.33
P.M.I. Holdings B.V.	Tenedora de acciones	40	100.00
P.M.I. Holdings N.V.	Tenedora de acciones	6,200	100.00
P.M.I. Trading Ltd.	Comercializadora Int. Petroliferos	4,900	48.51
P.M.I. Marine Ltd.	Compra venta de crudo	230,275	100.00
Mex-Gas Internacional, Ltd.	Comercializadora de gas	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Previous Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
Repsol YPF	Compañia petrolera	59,404,128	4.94	0	19,425,822
Deer Park Refining Limited	Compañia refinadora	1	0.00	0	8,327,802
Mexicana de Lubricantes, S.A. de C.V. (Mexlub)	Comercializadora de lubricantes	17,879,561	46.85	178,796	148,728
Gasoductos de Chihuahua, S. de R.L. de C.V	Transportaciòn de gas	393,049,321	50.00	393,579	1,377,526
I.I.I., S.A	Tenedora de activos	62,165,678	100.00	62,167	1,016,066
Cia. Mexicana de Exploraciones, S.A. de C.V.	Exploraciòn de suelos y mares	25,333,847	60.00	8,152	237,196
Pan American Suphur Company, Ltd.	Almacenaje y distribución de azufre	1,498	99.87	5,271	16,288
Pasco Terminals	Almacenaje de àcido sulfùrico	1,000	100.00	47,325	26,954
Otras inversiones		1	0.00	0	1,161,210
Estimación de Fluctuación en Inversiones		0	0.00	0	(740,883)
TOTAL INVESTMENT IN ASSOCIATES				695,290	30,996,709
OTHER PERMANENT INVESTMENTS					146,627
TOTAL				695,290	31,143,336

NOTES

SE CAPTURÓ EN LA COLUMNA DE NÚMERO DE ACCIONES EL NÚMERO UNO POR MOTIVOS DE VALIDACIÓN, YA QUE NO SE CUENTA CON ACCIONES EN DICHAS COMPAÑÍAS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
BANCA SERFIN S.A. (6) (11)	30/03/2009	7.32	0	888,888	1,777,778	0	0	0						
BANCO NACIONAL DE MEXICO, S.	05/11/2012	11.00	0	0	4,000,000	0	0	0						
BANCO SANTANDER MEXICANO, S.	23/11/2012	7.31	0	0	3,000,000	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	23/12/2008	7.32	0	0	4,945,000	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	20/12/2012	9.41	0	555,556	4,633,333	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	23/12/2008	8.40	0	0	2,055,000	0	0	0						
INTERESES DEVENGADOS NO PAGA	31/12/2006	0.00	0	69,522	0	0	0	0						
BANCA SERFIN S.A. (1) (8)	28/04/2008	5.32							0	1,099,350	1,099,350	0	0	0
BANCO NACIONAL DE COMERCIO E	30/06/2018	5.44							0	219,870	219,870	219,870	219,870	1,758,960
BANCO SANTANDER CENTRAL HISP	20/03/2007	5.44							0	659,610	0	0	0	0
BANCO SANTANDER MEXICANO, S.	19/09/2013	5.37							2,748,375	109,935	109,935	109,935	109,935	329,805
BANOBRAS (1) (8)	28/12/2006	5.38							89,675	0	0	0	0	0
BANOBRAS (1) (8)	16/11/2006	5.54							23,447	0	0	0	0	0
BARCLAYS BANK, P.L.C. (1)	22/03/2007	5.33							0	10,993,500	0	0	0	0
BARCLAYS BANK, P.L.C. (1)	06/10/2006	5.33							2,748,375	0	0	0	0	0
CALYON NEW YORK BRANCH (1)	06/10/2006	5.33							13,741,875	0	0	0	0	0
CITIBANK N.A. (1) (8)	18/08/2013	5.39							0	0	0	0	0	46,722,375
DERIVACION DE FONDOS (1) (	16/11/2006	5.45							191,405	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	02/07/2012	24.82							0	144,646	123,200	123,200	123,200	258,555
DERIVACION DE FONDOS (2) (	16/11/2006	3.20							1,774	0	0	0	0	0
NACIONAL FINANCIERA, S.N.C.	29/12/2008	5.58							0	0	0	1,099,350	0	0
NACIONAL FINANCIERA, S.N.C.	15/12/2009	4.20							111,980	111,981	223,962	223,962	111,981	0
WESTLB AG, LONDON BRANCH (1	17/05/2007	5.29							164,903	164,903	0	0	0	0
INTERESES DEVENGADOS NO PAGA	31/12/2006	0.00							264,448	72,407	0	0	0	0
CONPROCA, S.A. DE CV (1) (	15/06/2010	8.40							958,728	0	3,124,623	2,307,932	2,505,870	0
INTERESES DEVENGADOS NO PAGA	31/12/2006	0.00							222,212	0	0	0	0	0
FSO INC. (1) (7)	14/09/2008	15.00							103,647	0	275,070	220,749	0	0
CSM	31/10/2010	5.62							418,393	0	746,992	484,779	222,565	40,909
SECURED														
A/S EXPORTFINANS (1) (7)	15/10/2008	4.62							3,802	42,807	27,106	3,802	0	0
A/S EXPORTFINANS (1) (7)	29/03/2014	3.86							97,971	203,844	299,145	198,708	160,969	422,862
ABN AMRO BANK, N.V. (1) (7	29/03/2014	4.50							0	195,209	195,209	195,209	195,209	683,234
ABN AMRO BANK, N.V. (1) (6	25/06/2015	5.68							755,962	1,611,543	2,561,509	2,561,509	2,355,222	5,491,333

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	Amortization Date	Interest Rate	Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANCO SANTANDER CENTRAL HISP	23/06/2011	4.65							9,725	185,483	93,735	57,136	15,104	8,324
BARCLAYS BANK,P.L.C. (1) (	20/03/2014	5.43							399,303	451,695	850,998	850,998	850,998	2,199,860
BNP PARIBAS (1) (8)	25/01/2015	5.45							258,671	1,215,752	1,474,422	1,474,422	1,474,422	5,936,490
J.P. MORGAN CHASE (1) (8)	08/03/2012	5.42							0	67,999	67,999	67,999	67,999	81,631
DEUTSCHE BANK (1) (8)	18/12/2013	5.45							10,563	15,522	26,085	26,085	23,605	73,940
DRESDNER BANK AG (1) (8)	01/06/2012	5.32							131,474	131,474	262,948	262,948	262,948	507,356
EXPORT DEVELOPMENT CANADA (	29/06/2015	5.54							54,968	164,903	219,870	219,870	219,870	934,447
EXPORT DEVELOPMENT CANADA (	15/12/2010	5.42							109,935	109,935	219,870	219,870	219,870	109,935
EXPORT DEVELOPMENT CANADA (	15/04/2013	5.41							19,485	28,852	39,840	27,081	20,609	21,323
HSBC BANK, PLC (1) (8)	30/06/2017	5.40							123,456	318,154	441,610	455,427	451,594	1,592,095
HSBC BANK, PLC (1) (7)	26/09/2011	5.87							20,609	69,113	88,398	57,437	57,437	57,437
JAPAN BANK FOR INTERNATIONAL	30/06/2015	4.36							0	11,033	22,066	22,066	22,066	110,329
JAPAN BANK FOR INTERNATIONAL	08/03/2017	1.60							0	94,957	189,914	189,914	189,914	1,234,442
KREDITANSTALT FUR WIEDERAUFB	15/12/2006	5.91							9,968	0	0	0	0	0
KREDITANSTALT FUR WIEDERAUFB	31/03/2011	5.38							0	33,221	33,221	30,290	27,217	14,009
KREDITANSTALT FUR WIEDERAUFB	31/12/2012	5.43							50,638	144,457	195,095	195,095	195,095	400,418
MEDIOCREDITO CENTRALE S.P.A.	30/04/2012	5.31							26,014	26,014	52,027	52,027	52,027	104,055
HSBC BANK, PLC (1) (7)	29/10/2007	5.55							11,383	19,862	3,360	0	0	0
HSBC BANK, PLC (1) (8)	17/04/2014	6.22							10,525	10,525	21,051	21,051	21,051	84,203
NACIONAL FINANCIERA, S.N.C.	20/11/2015	2.90							150,050	150,050	300,099	300,099	300,099	1,650,546
NATEXIS BANQUE (2) (7)	30/06/2016	2.00							0	737	737	737	737	3,019
SOCIETE GENERALE (1) (8)	31/01/2012	5.53							46,942	576,191	484,120	327,549	245,164	133,588
SOCIETE GENERALE (1) (8)	20/03/2008	5.44							0	13,626	6,813	0	0	0
SOCIETE GENERALE (1) (8)	28/02/2017	5.45							0	0	0	43,015	43,015	279,595
STANDARD CHARTERED BANK (1)	20/01/2015	5.49							109,935	756,611	866,546	866,546	866,546	3,324,506
THE BANK OF TOKYO,MITSUBISHI	30/06/2015	5.51							109,935	609,568	730,536	730,536	730,536	3,640,464
THE EXPORT-IMPORT BANK OF KO	28/02/2017	4.88							109,935	109,935	219,870	270,510	270,510	768,898
MIZUHO CORPARATE BANK, LTD (	20/05/2010	1.98							650,243	650,243	1,300,485	1,300,485	1,300,775	0
TORONTO DOMINION BANK (1)	20/10/2009	5.21							51,528	51,528	103,056	99,172	18,441	0
INTERESES DEVENGADOS NO PAG	31/12/2006	0.00							926,814	0	0	0	0	0
COMMERCIAL BANKS														
OTHER														
TOTAL BANKS			0	1,513,966	20,611,111	0	0	0	26,028,869	21,647,045	17,300,742	15,917,370	13,952,470	78,978,943

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	Amortization Date	Interest Rate	Denominated in Pesos: Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years	Credits in Foreign Currency (Thousands of $): Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SCOTIA INVERLAT CASA DE BOLS	05/06/2014	7.32	0	0	10,000,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	31/01/2013	7.33	0	0	12,487,400	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	18/10/2007	7.18	0	0	13,000,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	13/10/2011	7.18	0	0	5,500,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	08/10/2009	7.58	0	0	13,500,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	04/02/2010	7.17	0	0	12,512,600	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	05/12/2019	0.00	0	0	11,580,250	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	14/10/2010	8.38	0	0	6,172,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	16/07/2015	9.91	0	0	9,500,000	0	0	0						
INTERESES DEVENGADOS NO PAGA	31/12/2006	0.00	0	1,525,563	0	0	0	0						
INTERESES ANTICIPADOS	31/12/2006	0.00	0	(3,039,529)	0	0	0	0						
CITIBANK N.A. (2) (7)	13/08/2007	7.38							0	5,392,651	0	0	0	0
DEUTSCHE BANK (1) (7)	01/06/2007	9.00							0	685,038	0	0	0	0
DEUTSCHE BANK (1) (7)	01/12/2023	8.63							0	0	0	0	0	102,734
DEUTSCHE BANK (1) (7)	15/09/2027	9.50							0	0	0	0	0	261,096
DEUTSCHE BANK (1) (7)	15/09/2007	8.85							0	1,825,932	0	0	0	0
DEUTSCHE BANK (1) (7)	01/08/2011	5.47							0	0	0	0	0	0
DEUTSCHE BANK (1) (7)	15/09/2007	8.85							0	4,770,168	0	0	0	0
DEUTSCHE BANK (1) (7)	15/03/2027	9.50							0	0	0	0	0	4,433,635
DEUTSCHE BANK (1) (7)	02/12/2008	9.38							0	0	0	5,420,037	0	0
DEUTSCHE BANK (1) (7)	01/06/2007	9.00							0	2,063,337	0	0	0	0
DEUTSCHE BANK (1) (7)	01/12/2023	8.63							0	0	0	0	0	2,645,641
DEUTSCHE BANK (1) (7)	28/09/2009	7.75							0	0	0	19,238,625	0	0
DEUTSCHE BANK (1) (7)	15/06/2035	6.63							0	0	0	0	0	13,741,875
DEUTSCHE BANK (1) (7)	15/02/2008	8.50							0	0	10,993,500	0	0	0
DEUTSCHE BANK (1) (7)	30/03/2018	9.25							0	0	0	0	0	3,742,484
DEUTSCHE BANK (1) (7)	15/09/2027	9.50							0	0	0	0	0	4,331,725
DEUTSCHE BANK (1) (7)	15/12/2015	5.75							0	0	0	0	0	19,238,625
DEUTSCHE BANK (1) (7)	15/12/2014	7.38							0	0	0	0	0	19,238,625
DEUTSCHE BANK (1) (7)	15/08/2008	6.13							0	0	8,245,125	0	0	0
DEUTSCHE BANK (1) (7)	13/10/2010	9.13							0	0	0	0	0	10,993,500

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	Amortization Date	Interest Rate	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
DEUTSCHE BANK (1) (7)	15/11/2011	8.00							0	0	0	0	0	8,245,125
DEUTSCHE BANK (1) (7)	01/02/2022	8.63							0	0	0	0	0	10,993,500
DEUTSCHE BANK (1) (7)	01/02/2009	7.88							0	0	0	10,993,500	0	0
DEUTSCHE BANK (1) (7)	15/09/2027	9.50							0	0	0	0	0	862,748
DEUTSCHE BANK (1) (7)	02/12/2008	9.38							0	0	0	1,156,714	0	0
DEUTSCHE BANK (1) (7)	01/08/2011	5.47							0	0	0	0	0	0
DEUTSCHE BANK (1) (8)	03/12/2012	5.39							0	0	0	0	0	8,245,125
DEUTSCHE BANK (2) (9)	04/03/2008	8.21							0	0	1,438,040	0	0	0
DEUTSCHE BANK (3) (7)	05/12/2023	3.50							0	0	0	0	0	2,793,447
DEUTSCHE BANK (5) (7)	18/12/2013	7.50							0	0	0	0	0	8,208,188
J.P. MORGAN CHASE (2) (7)	05/08/2016	6.38							0	0	0	0	0	11,833,845
J.P. MORGAN CHASE (2) (7)	05/08/2013	6.25							0	0	0	0	0	6,961,085
J.P. MORGAN CHASE (2) (7)	05/04/2010	6.63							0	0	0	0	10,441,628	0
J.P. MORGAN CHASE (2) (7)	24/02/2025	5.50							0	0	0	0	0	13,922,170
J.P. MORGAN CHASE (2) (7)	02/08/2007	7.75							0	6,961,085	0	0	0	0
J.P. MORGAN CHASE (1) (7)	30/03/2018	9.25							0	0	0	0	0	105,241
J.P. MORGAN CHASE (1) (7)	01/08/2011	5.47							0	0	0	0	0	0
J.P. MORGAN CHASE (1) (8)	16/10/2009	5.51							0	0	0	0	5,496,750	0
J.P. MORGAN CHASE (1) (8)	15/06/2010	5.39							0	0	0	0	16,490,250	0
PEMEX FINANCE (1) (7)	15/11/2018	8.96							1,181,801	3,334,688	3,664,507	3,664,500	2,345,280	5,973,135
PEMEX FINANCE (1) (8)	07/04/2014	4.31							258,298	0	0	0	0	2,088,765
INTERESES DEVENGADOS NO PAGA	31/12/2006	0.00							4,676,731	0	0	0	0	0
INTERESES ANTICIPADOS	31/12/2006	0.00							(1,079,369)	0	0	0	0	0
SECURED														
REPCON LUX	26/01/2011	4.50							0	0	0	0	0	15,102,189
INTERESES DEVENGADOS NO PAGA	31/12/2006	0.00							0	120,818	0	0	0	0
PRIVATE PLACEMENTS														
UNSECURED														
COLOCACIONES PRIVADAS	24/08/2008	5.37							0	0	1,923,863	0	0	0
SECURED														
TOTAL STOCK MARKET			0	(1,513,966)	84,262,250	0	0	0	[illegible]	25,153,717	28,265,035	40,473,378	34,773,908	174,064,503

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution			[illegible]						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
Otros Proveedores		0.00	0	28,289,950	0	0	0	0						
TOTAL SUPPLIERS			0	28,289,950	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
Otros Pasivos Circulantes		0.00	0	20,629,304	0	0	0	0						
TOTAL			0	48,919,254	114,863,381	0	0	0	31,266,330	46,600,762	43,565,777	56,390,746	48,726,378	253,043,446

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB
BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTER: 3 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	22,747,587	250,075,595	3,694	40,606	250,116,201
LIABILITIES POSITION	61,668,161	677,948,935	7,495,906	82,406,236	760,355,171
SHORT-TERM LIABILITIES POSITION	33,171,777	364,673,935	1,636,092	17,986,372	382,660,307
LONG-TERM LIABILITIES POSITION	28,496,384	313,275,000	5,859,814	64,419,864	377,694,864
NET BALANCE	(38,920,574)	(427,873,340)	(7,492,212)	(82,365,630)	(510,238,970)

NOTES

Dólares Americanos 10.9935
Yenes Japoneses 0.09311
Libras esterlinas 20.52047
Francos suizos 8.7682
Euros 13.92217

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0
APRIL	0	0	0	0.00	0
MAY	0	0	0	0.00	0
JUNE	0	0	0	0.00	0
JULY	0	0	0	0.00	0
AUGUST	0	0	0	0.00	0
SEPTEMBER	0	0	0	0.00	(7,311,535)
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(7,311,535)

NOTES

Nota: Petroleos Mexicanos, como ente consolidador consideró el resultado por posición monetaria atraves del proceso de consolidación de los estados financieros del Corporativo, de sus Organismos Subsidiarios y de sus Compañías Subsidiarias, con un monto acumulado de 7,311,535, motivo por el cual consideramos no aplicable este anexo.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APLICA DEBIDO A QUE NO EXISTEN LIMITACIONES FINANCIERAS DERIVADAS DE LOS FINANCIAMIENTOS OBTENIDOS BAJO ESTE PROGRAMA.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0.00
Prod. de petróleo crudo (Mbd)		3,372	98.10
Prod. de gas (MMpcd)		5,371	98.40
Refinación		0	0.00
Cap. de dest. atmós. (Mbd)		1,540	84.10
Cadereyta		275	76.40
Madero		190	80.30
Minatitlán		185	91.60
Salamanca		245	80.40
Salina Cruz		330	90.20
Tula		315	85.10
Term. de Almac. y Dist. (Mb)		13,056	100.00
Gas y Petroquímica Básica		0	0.00
Endulzamiendo de Gas(MMpcd)		4,503	72.00
Cáctus		1,960	67.30
Nuevo Pemex		880	88.00
Ciudad Pemex		1,290	72.50
Matapionche		109	68.60
Poza Rica		230	45.50
Arenque		34	97.10
Petroquímica		0	0.00
Capacidad de Producción (Mt)		9,403	51.80
Camargo *		249	0.00
Cangrejera		2,453	80.70
Cosoleacaque		3,721	27.60
Escolín		252	11.00
Independencia		215	29.40
Morelos		1,692	69.40
Pajaritos		763	78.00
Tula*		57	0.00
Centros de Distribución		0	0.00
Petroquimicos (Mt)		249,251	84.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

Mbd - miles de barriles diarios
MMpcd - millones de pies cúbicos diarios
Mb - miles de barriles
Mt - miles de toneladas
* Planta fuera de operación

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

MAIN RAW MATERIALS

CONSOLIDATED

Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CONDENSADOS	PEMEX EXPLORACION Y PRODUCCION				8
GAS HUMEDO AMARGO	PEMEX EXPLORACION Y PRODUCCION				73
PETROLEO CRUDO	PEMEX EXPLORACION Y PRODUCCION				74
GAS HUMEDO DULCE	PEMEX EXPLORACION Y PRODUCCION				11

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Previous Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
PETROLIFEROS:	0	0	0.0		
COMBUSTOLEO	277	33,612,474	0.0		
DIESEL	344	65,644,358	100.0	PEMEX DIESEL	DISTRIBUIDORES
GAS L.P.	300	38,413,818	0.0		DISTRIBUIDORES
GASOLINA MAGNA SIN	593	134,977,628	100.0	PEMEX MAGNA	DISTRIBUIDORES
GASOLINA PREMIUM	117	30,696,311	100.0	PEMEX PREMIUM	DISTRIBUIDORES
TURBOSINA	61	14,403,854	0.0		
OTROS REFINADOS	69	7,011,063	0.0		
PETROQUÍMICOS:	0	0	0.0		
DERIV. DEL METANO(a)	606	1,931,016	0.0		(e)
DERIV. DEL ETANO (b)	777	8,269,095	0.0		(f)
AROMÁT. Y DERIV. (c)	359	4,300,731	0.0		(g)
PROPIL. Y DERIV. (d)	23	2,139,586	0.0		(h)
OTROS PETROQUIMICOS	1,049	1,290,122	0.0		(i)
	0	0	0.0		
GAS SECO	2,969	58,746,215	0.0		(j)
	0	0	0.0		
EFECTO B-10	0	4,973,289	0.0		
FOREIGN SALES					
PETRÓLEO CRUDO	1,697	299,195,915	0.0		
PRODUCTOS REFINADOS	182	31,417,666	0.0		
PRODUCTOS PETROQUÍMI	205	2,405,660	0.0		
EFECTO MARGINAL VENT	0	63,724,209	0.0		
EFECTO B-10	0	4,216,213	0.0		
TOTAL		807,369,223			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Previous Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
PETRÓLEO CRUDO	0	299,195,915			
PRODUCTOS REFINADOS	0	31,417,666			
PRODUCTOS PETROQUÍMI	0	2,405,660			
EFECTO MARGINAL VENT	0	63,724,209			
EFECTO B-10	0	4,216,213			
FOREIGN SUBSIDIARIES					
TOTAL		400,959,663			

NOTES

Mbd - miles de barriles diarios
Mt - miles de toneladas

(a) Considera la contribución de Pemex Petroquímica al mercado nacional por los siguientes productos: amoniaco y metanol.
(b) Considera la contribución de Pemex Petroquímica al mercado nacional de los siguientes productos: Etileno, Glicoles, PEAD, PEBD, Oxido de etileno, Cloruro de vinilo.
(c) Considera la contribución de Pemex Petroquímica por los siguientes productos: Benceno, Estireno, Tolueno, Xilenos, Paraxileno.
(d) Considera la contribución de Pemex Petroquímica al mercado nacional por los siguientes productos: Acrilonitrilo y Propileno.
(e)UNIVEX, S.A. ; AGROGEN, S.A. DE C.V ; INTEGRADORA APRODIFER, S.A. DE C.V. ; FERTIREY, S.A. DE C.V. ; MASAGRO S.A. DE C.V.
(f) INDUSTRIAS DERIVADAS DEL ETILENO, S.A. ; POLIOLES, S.A. DE C.V. ; DISTRIBUIDORA DON RAMIS, S.A. DE C.V. ; GRUPO PRIMEX, S.A. DE C.V. ; POLICYD, S.A. DE C.V.
(g) TEREFTALATOS MEXICANOS, S.A. DE C.V. ; RESIRENE, S.A. DE C.V. ; NEGOCIACION ALVI, S.A. DE C.V. ; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V. ; SINTESIS ORGANICAS, S.A. DE C.V.
(h) DOW INTERNACIONAL MEXICANA, S.A. DE C.V. ; NEGOCIACION ALVI, S.A. DE C.V. ; QUIMI-KAO,S.A.DE C.V. ; COMPLEX QUIMICA, S.A. DE C.V.; CLARIANT MEXICO, S.A. DE C.V.
(i) INDUSTRIA QUIMICA DEL ISTMO S.A. DE C.V. ; PRODUCTOS QUIMICOS LA ANITA, S.A. DE C.V. ; CONSORCIO GUAL, S.A. DE C.V. ; ACIDO DE MEXICO, S.A. DE C.V. ; SERVICIOS Y PRODS.QUIMICOS COR VEL, S.A. DE C.V.
(j) CFE, IPP´S Distribuidores, Industriales (ISPAT), L y F del Centro.

Nota: El % de participacion de Petroquímicos en el mercado considera el periodo enero -julio de 2006
Los volúmenes están en miles de barriles diarios a excepción de los petroquímcios que se expresan en miles de toneladas y el gas seco que se expresa en millones de pies cúbicos diarios.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 3 YEAR: 2006

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Previous Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0.0000	0	0	0	0	0	0	292,709,053
TOTAL			0	0	0	0	0	292,709,053

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 0

NOTES

PEMEX CUENTA CON CERTIFICADOS DE APORTACION PATRIMONIAL Y NO CON CAPITAL CONSTITUIDO POR ACCIONES.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

NO APLICA DEBIDO A QUE PEMEX NO HA INFORMADO NINGUN PROYECTO COMO EVENTO RELEVANTE

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

LA CONVERSION A MONEDA NACIONAL DE LAS CIFRAS QUE SE PRESNETAN EN LOS ESTADOS FINANCIEROS DE LAS EMPRESAS QUE REPORTAN EN MONEDA EXTRANJERA SE LLEVA A CABO DE CONFORMIDAD CON LOS LINEAMIENTOS ESTABLECIDOS EN EL BOLETIN B-15 DE LOS PRINCIPIOS DE CONTABLIDAD GENERALMENTE ACEPTADOS, PROCEDIENTDO DE LA SIGUIENTE MANERA:

BALANCE GENERAL.- PARA TODOS LOS RENGLONES QUE INTEGRAN EL BALANCE GENERAL SE CONSIDERA EL TIPO DE CAMBIO DE CIERRE, A LA FECHA DEL BALANCE GENERAL.
ESTADO DE RESULTADOS.- PARA TODOS LOS RENGLONES QUE INTEGRAN EL ESTADO DE RESUTLADOS, SE CONSIDERA EL TIPO DE CAMBIO PROMEDIO DEL EJERCICIO CORRESPONDIENTE.

LA DIFERENCIA RESULTANTE EN LA CONVERSION DE LOS ESTADOS FINANCIEROS SE REGISTRA DENTRO DEL PATRIMONIO COMO UN RESULTADO POR CONVERSION.

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: [signature]
Mauricio Alazraki Pfeffer
Managing Director of Finance and Treasury

Date: 3/27/07

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

END